As filed with the Securities and Exchange Commission on June 18, 2003
                                                Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------
                    The Interpublic Group of Companies, Inc.
             (Exact name of Registrant as specified in its charter)

            Delaware                                   13-1024020
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
   incorporation or organization)
                              --------------------
                           1271 Avenue of the Americas
                            New York, New York 10020
                                 (212) 399-8000
       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                              --------------------
                            Nicholas J. Camera, Esq.
               Senior Vice President, General Counsel & Secretary
                    The Interpublic Group of Companies, Inc.
                           1271 Avenue of the Americas
                            New York, New York 10020
                                 (212) 399-8000
       (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              --------------------
                                   Copies to:
                               Barry M. Fox, Esq.
                            Ethan A. Klingsberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                               New York, NY 10006
                                 (212) 255-2000
                              ---------------------
        Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this Registration Statement.
                              ---------------------
         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
         If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE
===================================================================================================================================
Title of Securities to be Registered    Amount to be    Proposed Maximum Offering  Proposed Maximum Aggregate          Amount of
                                         Registered       Price Per Security (1)       Offering Price (1)          Registration Fee
-----------------------------------------------------------------------------------------------------------------------------------
4.50% Convertible Senior Notes Due      $800,000,000            144.11%                 $1,152,880,000                 $93,267.99
2023
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.10 par value per          64,412,240(2)            --                         --                             (3)
share
===================================================================================================================================

(1) This estimate is made pursuant to Rule 457(c) of the Securities Act solely for the purpose of determining the registration fee. The above calculation is based on the average of the bid and ask prices for the Registrant's Notes on PORTAL at closing on June 13, 2003.
(2) Includes shares of common stock issuable upon conversion of the Notes at the rate of 80.5153 shares of Common Stock for each $1,000 principal amount of the Notes. This registration statement is registering the resale of the Notes and the underlying shares of common stock into which the Notes are convertible. Pursuant to Rule 416 under the Securities Act, the number of shares of common stock registered hereby shall include an indeterminate number of additional shares of common stock that may be issuable as a result of antidilution adjustments. Any shares of common stock issued upon conversion of the Notes will be issued for no additional consideration.
(3) Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the Notes because no additional consideration will be received in connection with the exercise of the conversion privilege.
                                  ------------
         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

     The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   SUBJECT TO COMPLETION, DATED JUNE 18, 2003
PROSPECTUS


                                  $800,000,000

                    THE INTERPUBLIC GROUP OF COMPANIES, INC.

                     4.50% Convertible Senior Notes Due 2023
                                       and
               Common Stock Issuable upon Conversion of the Notes

                          ----------------------------

         We issued the notes in a private placement in March 2003 at a price of $1,000 per note. Selling securityholders may use this prospectus to resell their notes and the shares of our common stock issuable upon conversion of the notes.

         We will pay interest on the notes on March 15 and September 15 of each year, beginning on September 15, 2003.

         You may convert your notes into shares of our common stock prior to stated maturity under the following circumstances:

     o if the average of the last reported sale prices of our common stock for the 20 trading days immediately prior to the conversion date is greater than or equal to a specified percentage, beginning at 120% and
     o declining 1/2% each year until it reaches 110% at maturity, of the conversion price per share of common stock on such conversion date;
     o    if the notes have been called for redemption;
     o upon the occurrence of specified corporate transactions described in this prospectus; or
     o if the credit ratings assigned to the notes decline to the levels described in this prospectus.

         The initial conversion rate is 80.5153 shares of our common stock per $1,000 principal amount, which is equal to a conversion price of $12.42 per share of common stock. The conversion rate will be subject to adjustment in some events but will not be adjusted for accrued interest.

         We may not redeem the notes before March 15, 2008. On or after that date, we may redeem all or part of the notes for cash for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest.

         You may require us to purchase all or a portion of your notes on March 15, 2008, March 15, 2013 and March 15, 2018. We will pay cash for all notes so purchased on March 15, 2008. For purchases on March 15, 2013 or March 15, 2018, we may at our option choose to pay the purchase price for any such notes in cash or in shares of our common stock (valued as described in this prospectus) or any combination thereof. In addition, if we experience specified types of fundamental changes (as described in this prospectus) before March 15, 2008, you may require us to purchase your notes at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest. We may choose to pay the purchase price for any notes that you require us to purchase upon a fundamental change in cash, in shares of our common stock valued at their market price (determined as described in this prospectus) or any combination thereof.

         If we pay cash dividends on our common stock, we will pay contingent interest per note in an amount equal to 100% of the per share cash dividend paid on our common stock multiplied by the number of shares of common stock issuable upon conversion of a note. For a discussion of the special regulations governing contingent payment debt instruments, see "United States Federal Income Tax Considerations--Classification of the Notes."

         The notes are not listed on any securities exchange or automated quotation system. Our common stock is listed on the New York Stock Exchange under the symbol "IPG."

                              ---------------------

         Investing in the notes or shares of our common stock involves risks. See "Risk Factors" beginning on page 5 of this prospectus and "Special Note Regarding Forward-Looking Statements and Other Factors" beginning on page 12 of this prospectus.

         We will not receive any of the proceeds from the sale of the notes or shares of common stock by any of the selling securityholders. The notes and the shares of common stock may be offered and sold from time to time directly by the selling securityholders or alternatively through underwriters or broker-dealers or agents. The notes and the shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. See "Plan of Distribution."

         Neither the Securities and Exchange Commission, any state securities commission nor any other United States regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                   The date of this prospectus is    , 2003

                                TABLE OF CONTENTS

Summary................................................................ 1

Risk Factors........................................................... 5

Where You Can Find More Information....................................11

Special Note Regarding Forward-Looking Statements And Other Factors....12

Ratio of Earnings to Fixed Charges.....................................13

Capitalization.........................................................14

Price Range of Common Stock and Dividend Policy........................15

Use of Proceeds........................................................16

Interpublic............................................................17

Description of the Notes...............................................21

Description of Common Stock............................................40

United States Federal Income Tax Considerations........................42

Selling Securityholders................................................48

Plan of Distribution...................................................55

Validity of Securities.................................................58

Experts................................................................58

                                  -------------

         We have not authorized anyone to give any information or make any representation about the offering that is different from, or in addition to, that contained in this prospectus, the related registration statement or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this type, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

         A person may only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to us.

         This communication is being distributed to and is directed only at persons who (1) are outside the United Kingdom, (2) are investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2001 (the "Order") or (3) are persons falling within Article 49(2) (a) to (d) ("high net worth companies, unincorporated associations, etc") of the Order (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

                                     SUMMARY

                    The Interpublic Group of Companies, Inc.

         Interpublic is a group of advertising and specialized marketing and communication services companies that together represent one of the largest resources of marketing and advertising expertise in the world. With offices and other affiliations in more than 130 countries, we had revenues of approximately $6.2 billion and net income of approximately $99.5 million in 2002.

         In the last five years, we have grown to become one of the world's largest groups of global marketing services companies, providing our clients with communications and marketing expertise in three broad areas:


     o   Advertising, which includes advertising and media management;

     o Marketing Communications, which includes direct marketing, database management and customer relationship management, public relations, sales promotion, event marketing, on-line marketing, corporate and brand identity, brand consultancy and healthcare marketing; and

     o Marketing Services, which includes sports and entertainment marketing, corporate meetings and events, retail marketing, and other marketing and business services.

         We seek to be the best in quality and a leading competitor in all of these areas.

         We are currently organized into four global operating groups. Three of these groups, McCann-Erickson WorldGroup ("McCann"), The FCB Group and The Partnership, provide a comprehensive array of global communications and marketing services. Each offers a distinctive range of solutions for our clients. The fourth global operating group, The Interpublic Sports & Entertainment Group, focuses on sports marketing and event planning activities. In addition to these groups, Interpublic also includes a group of leading stand-alone agencies that provide their clients with a full range of advertising and/or marketing communications services.

         We believe this organizational structure allows us to provide comprehensive solutions for clients, enables stronger organic growth among all our operating companies and allows us to bring improved operating efficiencies to our organization.

         On May 14, 2003, we entered into a definitive agreement for the sale of NFO WorldGroup, Inc. ("NFO") to Taylor Nelson Sofres ("TNS") in return for $400 million in cash and 11,688,218 ordinary shares of TNS, and, depending on the market price per TNS ordinary share during a specified averaging period one year from closing, an additional $10 million in cash payable approximately one year following the closing of this divestiture.

                            -----------------------

         Our principal executive office is located at 1271 Avenue of the Americas, New York, New York 10020. Our telephone number at that address is
(212) 399-8000.

                                  The Offering


Issuer ................................  The Interpublic Group of Companies,
                                         Inc., a Delaware corporation.

Securities Offered ....................  $800,000,000 principal amount of 4.50%
                                         Convertible Senior Notes due 2023.

Issue Price ...........................  Each note was issued at a price of
                                         $1,000 per note.

Maturity ..............................  March 15, 2023, unless earlier redeemed, repurchased or converted.

Interest ..............................  4.50% per year on the principal amount, payable semiannually in arrears on
                                         March 15 and September 15 of each year,
                                         beginning on September 15, 2003. We
                                         will pay contingent interest in the
                                         circumstances described below.

Contingent Interest..................... If we pay cash dividends on our common stock, we will pay contingent interest
                                         per note in an amount equal to 100% of
                                         the per share cash dividend paid on our
                                         common stock multiplied by the number
                                         of shares of common stock issuable upon
                                         conversion of a note.

                                         Contingent interest, if any, will
                                         accrue and be payable to holders of
                                         notes as of the record date for the
                                         related common stock dividend. Such
                                         payments will be paid on the payment
                                         date of the related common stock
                                         dividend.

Conversion Rights....................... You may convert your notes prior to stated maturity under any of the
                                         following circumstances:

                                               (1) if the average of the last
                                                   reported sale prices of our
                                                   common stock for the 20
                                                   trading days immediately
                                                   prior to the conversion date
                                                   is greater than or equal to a
                                                   specified percentage,
                                                   beginning at 120% and
                                                   declining 1/2% each year
                                                   until it reaches 110% at
                                                   maturity, of the conversion
                                                   price per share of common
                                                   stock on such conversion
                                                   date; or

                                              (2)  if the notes have been called
                                                   for redemption; or

                                              (3)  upon the occurrence of
                                                   specified corporate
                                                   transactions described
                                                   under "Description of the
                                                   Notes--Conversion Rights;" or

                                              (4)  if the credit ratings
                                                   assigned to the notes by any
                                                   two of Moody's Investors
                                                   Service, Inc., Standard &
                                                   Poor's Ratings Services and
                                                   Fitch Ratings are below Ba2,
                                                   BB and BB, respectively, or
                                                   the notes are no longer rated
                                                   by at least two of these
                                                   ratings agencies.

                                         For each $1,000 principal amount of
                                         notes surrendered for conversion, you
                                         will receive 80.5153 shares of our
                                         common stock. This represents an
                                         initial conversion price of $12.42 per
                                         share of common stock. As described in
                                         this prospectus, the conversion rate
                                         may be adjusted for certain reasons,
                                         but it will not be adjusted for accrued
                                         and unpaid interest, including
                                         contingent interest. You will not
                                         receive any cash payment for interest,
                                         including contingent interest, accrued
                                         to the conversion date. Notes called
                                         for redemption may be surrendered for
                                         conversion until the close of business
                                         on the business day prior to the
                                         redemption date.

Redemption at Our Option..............   On or after March 15, 2008, we may
                                         redeem for cash all or part of the
                                         notes, upon not less than 30 nor more
                                         than 60 days' notice before the
                                         redemption date by mail to the trustee,
                                         the paying agent and each holder of
                                         notes, for a price equal to 100% of the
                                         principal amount of the notes to be
                                         redeemed plus any accrued and unpaid
                                         interest, including contingent
                                         interest, to the redemption date.

Purchase of Notes by Us at the Option
of the Holder..........................  You have the right to require us to purchase all or a portion of your notes
                                         on March 15, 2008, March 15, 2013 and
                                         March 15, 2018. In each case, the
                                         purchase price payable will be equal to
                                         100% of the principal amount of the
                                         notes to be purchased plus any accrued
                                         and unpaid interest to the purchase
                                         date. Any notes we purchase on March
                                         15, 2008 will be paid for in cash. For
                                         the March 15, 2013 and March 15, 2018
                                         purchase dates, we may choose to pay
                                         the purchase price in cash or shares of
                                         our common stock or a combination of
                                         cash and shares of our common stock,
                                         provided that we will pay accrued and
                                         unpaid interest, including contingent
                                         interest, in cash.

Fundamental Change.....................  If, prior to March 15, 2008, we undergo a fundamental change, as described in
                                         this prospectus under "Description of
                                         the Notes--Fundamental Change Permits
                                         Holders to Require Us to Purchase
                                         Notes," you will have the option to
                                         require us to purchase all or any
                                         portion of your notes. The fundamental
                                         change purchase price will be 100% of
                                         the principal amount of the notes to be
                                         purchased plus any accrued and unpaid
                                         interest, including contingent
                                         interest, to the fundamental change
                                         purchase date. We may pay the
                                         fundamental change purchase price for
                                         such notes in cash, in shares of our
                                         common stock valued at their market
                                         price or any combination thereof.

Ranking................................  The notes are our general obligations and are not secured by any collateral.
                                         Your right to payment under these notes
                                         is:

                                         o junior to the rights of our secured
                                           creditors to the extent of their
                                           security in our assets;

                                         o equal with the rights of creditors
                                           under our other unsecured
                                           unsubordinated debt, including our
                                           revolving credit facilities;

                                         o senior to the rights of creditors
                                           under debt expressly subordinated to
                                           these notes; and

                                         o effectively subordinated to the
                                           rights of our subsidiaries'
                                           creditors.

                                         On a consolidated basis, we had
                                         $3,280.6 million of debt outstanding as
                                         of March 31, 2003, none of which was
                                         secured debt and $568.8 million of
                                         which was subordinated debt.

                                         Of the $3,280.6 million, our
                                         subsidiaries had $145.3 million of
                                         indebtedness outstanding as of March
                                         31, 2003.

United States Federal Income Tax
Considerations.........................  We and each holder agree in the indenture to treat the notes as
                                         contingent payment debt instruments for
                                         United States federal income tax
                                         purposes. As a holder of notes, you
                                         will agree to accrue original issue
                                         discount on a constant yield to
                                         maturity basis at a rate comparable to
                                         the rate at which we would borrow in a
                                         noncontingent, nonconvertible
                                         borrowing, 8.75%, compounded
                                         semi-annually, even though the notes
                                         will have a significantly lower stated
                                         yield to maturity. You may recognize
                                         taxable income in each year
                                         significantly in excess of interest
                                         payments (whether fixed or contingent)
                                         actually received in that year.
                                         Additionally, you will generally be
                                         required to recognize ordinary income
                                         on the gain, if any, realized,
                                         including the fair market value of
                                         stock received, on a sale, exchange,
                                         conversion or redemption of the notes.
                                         No ruling will be obtained from the
                                         Internal Revenue Service concerning the
                                         application of the contingent payment
                                         debt rules to the notes. You should
                                         consult your own tax advisor concerning
                                         the tax consequences of owning the
                                         notes.

Use of Proceeds........................  We will not receive any of the proceeds from the sale by any selling
                                         securityholder of the notes or the
                                         shares of common stock issuable upon
                                         conversion of the notes.

Book-Entry Form........................  The notes have been issued in book-entry form, which means that they
                                         are represented by one or more
                                         permanent global securities registered
                                         in the name of a nominee of The
                                         Depository Trust Company ("DTC"). The
                                         global securities have been deposited
                                         with the trustee as custodian for DTC.

Trading................................  The notes issued in the initial placement are eligible for trading on
                                         the Private Offerings, Resales and
                                         Trading through Automatic Linkages
                                         Market, commonly referred to as the
                                         PORTAL Market. Notes sold using this
                                         prospectus, however, will no longer be
                                         eligible for trading in the PORTAL
                                         system. We have not listed, and do not
                                         intend to list, the notes on any
                                         securities exchange or automated
                                         quotation system. Our common stock is
                                         listed on the New York Stock Exchange
                                         under the symbol "IPG."


                       Ratio of Earnings to Fixed Charges

         Our ratio of earnings to fixed charges, as reported, and our supplemental ratio of earnings to fixed charges, as adjusted to give effect to the anticipated disposition of NFO WorldGroup, Inc., were as follows for the periods indicated:

                                 Quarter Ended      Years Ended December 31,
                                                 ------------------------------
                                March 31, 2003   2002  2001  2000   1999   1998
                                --------------   ----  ----  ----   ----   ----
Ratio of earnings to fixed
charges (as reported)..........       *          1.88x   *   3.86x  3.79x  4.35x

Supplemental ratio of
earnings to fixed charges
(adjusted for the anticipated
disposition of NFO)............       *          1.73x   *   3.91x  3.80x  4.25x


         * The ratios for the quarter ended March 31, 2003 and the year ended December 31, 2001 were lower than one-to-one. See "Ratio of Earnings to Fixed Charges" in this prospectus for more information.

                                  RISK FACTORS

         You should consider carefully the following risks in addition to all the other information included or incorporated by reference in this prospectus, including the Special Note Regarding Forward-Looking Statements and Other Factors, before deciding to invest in the notes.

                          Risks Related to the Company

         Our revenues have declined and are susceptible to further declines as a result of adverse economic and political developments.

         An unfavorable economic and uncertain global political environment has resulted in reduced demand for our services. In 2002, our worldwide revenues declined 8.7% as compared with 2001. In the first quarter of 2003, our revenues increased by 0.9% from the three months ended March 31, 2002, as the benefit of higher foreign exchange rates masked a revenue decline of 3.6% on a constant currency basis. We anticipate for the remainder of 2003 continued weakness in demand for advertising and marketing services and currently expect revenues in 2003 to decline one to four percent from 2002 on an organic basis. If the economy remains weak, or weakens further, or in the event of adverse political or economic developments, including in connection with hostilities in the Middle East or elsewhere or terrorist attacks or in connection with the recent outbreak of severe acute respiratory syndrome, or SARS, our results of operations are likely to be further adversely affected.

         We may be required to recognize additional impairment charges.

         We periodically evaluate the realizability of all of our long-lived assets (including goodwill and fixed assets) and investments. As of March 31, 2003 we had approximately $3.3 billion of intangibles on our balance sheet and approximately $389 million in investments in less-than-majority-owned affiliates. Future events, including strategic decisions we make, could cause us to conclude that impairment indicators exist and that the asset values associated with these asset categories may have become impaired. Any resulting impairment loss would have an adverse impact on our reported earnings in the period of such charge.

         In 2002, we recorded impairment charges of $127.1 million ($89.7 million, net of tax), including $33.0 million of fixed asset and capital expenditure write-offs, $82.1 million of goodwill impairment and $12.0 million to record the fair value of an associated put option, related to Motorsports, one of the operations of The Interpublic Sports and Entertainment Group. The remaining book value of long-lived assets relating to Motorsports was $54.6 million as of March 31, 2003 and may be subject to further impairment charges depending upon the results of our exploration of strategic alternatives. In addition, Motorsports is contractually required to upgrade and improve certain of the existing facilities over the next two years. The estimated capital expenditures relating to these operations that are currently considered impaired amount to approximately $26 million and will be subject to impairment charges as incurred.

         Any future impairment charge could adversely affect our financial condition and otherwise result in a violation of the financial covenants of our revolving credit facilities and note purchase agreements referred to below, which could trigger a default under those agreements and adversely affect our liquidity.

         We will be incurring significant costs in the near term in connection with our planned restructuring program. The timing and ultimate amount of charges, and the savings we ultimately realize, may differ from what we currently expect.

         We are planning to execute a restructuring program to reduce costs permanently through further headcount reductions and real estate consolidation. We currently expect that restructuring and related costs to be incurred in connection with the restructuring program will approximate $200 million. There is no guarantee that the timing and ultimate amount of charges we record, and the savings we ultimately realize, will not differ from what we currently expect.

         Downgrades of our ratings could adversely affect us and the trading prices of our securities.

         On March 7, 2003, Standard & Poor's Ratings Services downgraded our credit rating to BB+. On May 14, 2003 Fitch Ratings downgraded our credit rating to BB+. Our current credit rating by Moody's Investors Services, Inc. is Baa3 with stable outlook; however, as reported by Moody's on May 8, 2003, this rating was placed on review for possible downgrade. In addition, our S&P and Fitch credit ratings are on negative outlook. We can give you no assurance that the credit ratings agencies will not take further adverse actions with respect to our ratings. Although the S&P and Fitch downgrades did not trigger, and a further ratings downgrade by any of the ratings agencies will not trigger, any acceleration of any of our indebtedness, these events may adversely affect our ability to access capital and would likely result in an increase in the interest rates payable under our two revolving credit facilities and future indebtedness. Any further downgrade could also negatively impact the market value of the notes and the price of our common stock.

         The loss of uncommitted lines of credit could adversely affect our liquidity.

         As of March 31, 2003, we had approximately $59.9 million outstanding under $702.9 million in uncommitted lines of credit. These borrowings are repayable upon demand. We use amounts available under the lines of credit, together with cash flow from operations and cash on hand, to fund our working capital needs. If we lose all or a substantial portion of these lines of credit, we will be required to seek other sources of liquidity. If we are unable to replace these sources of liquidity, for example through access to the capital markets, our ability to fund our working capital needs will be adversely affected.

         We are still implementing our plan to improve our internal controls.

         In the fourth quarter of 2002, we announced that we had identified total charges of $181.3 million related to prior periods from January 1, 1997 through June 30, 2002 and restated our financial statements for these periods. Furthermore, on March 6, 2003, we announced that we had identified total charges of $165.7 million related to prior periods from January 1, 1997 through September 30, 2002, including amounts related to impairment charges and other adjustments with respect to Motorsports. We have since restated our financial statements for those periods. In addition, we were first informed in the third quarter of 2002 by our independent auditors that they had identified a "material weakness" (as defined under standards established by the American Institute of Certified Public Accountants) relating to the processing and monitoring of intracompany transactions. Concurrently with, and in response to, the restatement of our financial statements filed with the SEC in December 2002, we identified various changes to our accounting and internal control structure that we believed were necessary to help ensure that accounting errors, such as those underlying our restatements, do not arise in the future. Although we have implemented many of these changes, some of the measures are still in the process of being implemented. Therefore, we cannot assure you that these changes to our accounting and internal controls will be sufficient. If further restatements were ever to occur or other accounting-related problems emerge, we could face additional litigation exposure and greater scrutiny from the SEC in connection with the SEC investigation currently taking place. Any future restatements or other accounting-related problems may adversely affect our financial condition and would also likely negatively impact the market value of the notes and the price of our common stock.

         Pending litigation could have an adverse effect on our financial condition.

         Shortly after we first announced, in August 2002, the restatement of our previously reported earnings, thirteen federal securities purported class actions were filed against us and certain of our present and former directors and officers by a purported class of purchasers of our stock. These lawsuits allege false and misleading statements to shareholders, including the alleged failure to disclose the existence of additional charges that would need to be expensed and the lack of internal financial controls, which allegedly resulted in an overstatement of our financial results during the period in question. Since that time, these lawsuits have been consolidated in the Southern District of New York and, in February 2003, we moved to dismiss the consolidated amended complaint. On May 29, 2003, our motion to dismiss was denied as to the Company. The Company intends to continue to deny all allegations and defend itself against these claims vigorously. Two purported class actions were also filed in state court by a purported class of former shareholders of True North Communications Inc. who exchanged their shares of True North for the shares of our common stock in connection with our acquisition of True North in June 2001. These two lawsuits allege that we and certain of our present and former directors and officers failed to disclose the existence of additional charges that should have been expensed and the lack of adequate internal financial controls. In addition to these lawsuits, we are defending three shareholders' derivative suits alleging a breach of fiduciary duty to our shareholders. Two of those derivative suits were filed in Delaware. Those two lawsuits have now been consolidated and, in January 2003, we moved to dismiss the consolidated complaint. The other derivative action is now before the United States District Court for the Southern District of New York, and we intend to move to dismiss that complaint as well. These proceedings are in the early stages and any litigation contains an element of uncertainty.

         An ongoing SEC investigation regarding our accounting restatements could adversely affect us or the market value of the notes and our common stock.

         Following our announcement in August 2002 of the restatement of our financial results for the periods from 1996 to June 2002, we were informed by the SEC that it was conducting an informal inquiry into the matters surrounding the restatement. In January 2003 we were informed by the SEC that it had issued a formal order of investigation with respect to these matters. While we are cooperating fully with the investigation, adverse developments in connection with the investigation, including any expansion of the scope of their investigation, could negatively impact the market value of the notes and our stock price and could divert the efforts and attention of our management team from our ordinary business operations.

         Our revolving credit facilities with syndicates of banks and agreements with Prudential restrict our ability to take certain corporate actions, including making dividend payments.

         The current terms of our two revolving credit facilities with syndicates of banks and our agreements with Prudential restrict our ability to
(1) make cash acquisitions or investments in excess of $100 million annually,
(2) declare or pay dividends or repurchase shares of common stock in excess of $25 million annually and (3) make capital expenditures in excess of $175 million annually. They also limit the ability of our domestic subsidiaries to incur additional debt. Our future earnings performance will determine the permitted levels of share buybacks and dividend payments. All limitations on dividend payments and share buybacks expire when earnings before interest, taxes, depreciation and amortization (EBITDA) exceed $1.3 billion for four consecutive quarters. No dividend was paid on March 15, 2003. Our future dividend policy will be determined on a quarter- by-quarter basis, will depend on earnings, financial condition, capital requirements and other factors and will be subject to the restrictions under the amended revolving credit facilities and Prudential note purchase agreements.

         Our earnings guidance and other forward-looking statements are subject to significant uncertainty.

         We have disclosed management's expectations concerning 2003 earnings, and from time to time we may disclose other "guidance" about our expected future financial performance. Any such disclosures are very uncertain, and we caution you not to place undue reliance on them. See "Special Note Regarding Forward-Looking Statements and Other Factors." The disclosed expectations for 2003, in particular, are highly uncertain. Among other reasons, they assume a limited decline in our revenues and they assume that we will be successful in cutting costs and otherwise improving our margins. If these assumptions are not realized, or if other unforeseen events occur, our earnings could be much less than the disclosed expectations.

         If our agreement for the sale of NFO WorldGroup were not to close as expected, or if our exploration of strategic alternatives for Motorsports does not result in a successful transaction, our stock price could be adversely affected.

         As previously announced, we have entered into an agreement for the sale of NFO WorldGroup. This agreement is subject to approval by the acquiring company's shareholders, receipt of regulatory clearances in the United States and abroad, receipt of financing by the acquiring company, as well as other execution risks. We can give you no assurance that the NFO transaction will close as expected. We are also exploring strategic alternatives with respect to some or all of our Motorsports holdings. We can give you no assurance that our efforts with regard to these holdings will result in a successful transaction. Our stock price could be adversely affected if our disposition of NFO were not to close as expected or if we are unable to conclude a transaction with respect to some or all of our Motorsports holdings.

         We may not realize all the benefits we expect from acquisitions we have made.

         The success of acquisitions depends on the effective integration of newly-acquired businesses into our current operations. Important factors for integration include realization of anticipated synergies and cost savings and the ability to retain and attract personnel and clients. Between January 2001 and September 2002, we completed 31 acquisitions, including the acquisition of True North Communications Inc. in June 2001. There can be no assurance that we will realize all the benefits we expect from our recent or future acquisitions.

         We compete for clients in a highly competitive industry.

         The advertising agency and other marketing communications and marketing services businesses are highly competitive. Our agencies and media services must compete with other agencies and with other providers of creative or media services which are not themselves advertising agencies, in order to maintain existing client relationships and to obtain new clients. The client's perception of the quality of an agency's "creative product," our reputation and the agency's reputation are, to a large extent, factors in determining our competitive position in the advertising agency business. An agency's ability to serve clients, particularly large international clients, on a broad geographic basis is also an important competitive consideration. On the other hand, because an agency's principal asset is its people, freedom of entry into the business is almost unlimited and quite small agencies are, on occasion, able to take all or some portion of a client's account from a much larger competitor.

         Size may limit an agency's potential for securing new business, because many clients prefer not to be represented by an agency that represents a competitor. Also, clients frequently wish to have different products represented by different agencies. Our ability to retain existing clients and to attract new clients may, in some cases, be limited by clients' policies on or perceptions of conflicts of interest. These policies can, in some cases, prevent one agency and, in limited circumstances, different agencies within the same holding company, from performing similar services for competing products or companies. In addition, these perceived conflicts, following an acquisition by us of an agency or company, can result in clients terminating their relationship with us or reducing the number or scope of projects for which they retain those agencies. Moreover, as a result of the True North acquisition and the resulting larger number of clients, we face a greater likelihood of conflicts with potential new clients in the future.

         If we fail to maintain existing clients or attract new clients, our business may be adversely impacted.

         Our business could be adversely affected if we lose or fail to attract key employees.

         Employees, including creative, research, media, account and practice group specialists, and their skills and relationships with clients, are among our most important assets. An important aspect of our competitiveness is our ability to retain key employee and management personnel. Compensation for these key personnel is an essential factor in attracting and retaining them and there can be no assurances that we will offer a level of compensation sufficient to attract and retain these key personnel. If we fail to hire and retain a sufficient number of these key employees, we may not be able to compete effectively.

         We are subject to regulations that could restrict our activities or negatively impact our revenues.

         Advertising and marketing communications businesses are subject to government regulation, both domestic and foreign. There has been an increasing tendency in the United States on the part of advertisers to resort to the courts and industry and self-regulatory bodies to challenge comparative advertising on the grounds that the advertising is false and deceptive. Through the years, there has been a continuing expansion of specific rules, prohibitions, media restrictions, labeling disclosures and warning requirements with respect to the advertising for certain products. Representatives within government bodies, both domestic and foreign, continue to initiate proposals to ban the advertising of specific products and to impose taxes on or deny deductions for advertising which, if successful, may have an adverse effect on advertising expenditures and consequently our revenues.

         International business risks, including limitations on foreign ownership, could adversely affect our operations.

         International revenues represented 44% of our total revenues in 2002 and 43% of our total revenues in the first quarter of 2003. Our international operations are exposed to risks, which affect foreign operations of all kinds, such as local legislation, monetary devaluation, exchange control restrictions and unstable political conditions. In addition, international advertising agencies are subject to ownership restrictions in some countries because they are considered an integral factor in the communications process. These restrictions may limit our ability to grow our business and effectively manage our operations in those countries.

                           Risks Related to the Notes

         The market price of the notes could be significantly affected by the market price of our common stock, which can be volatile, and other factors.

         We expect that the market price of our notes will be significantly affected by the market price of our common stock. This may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities. From the beginning of 2002 to June 16, 2003, the reported high and low sales prices for our common stock ranged from a low of $7.20 per share to a high of $34.89 per share. The market price of our common stock will likely continue to fluctuate in response to factors including the following, many of which are beyond our control:

     o    quarterly fluctuations in our operating and financial results;

     o changes in financial estimates and recommendations by financial analysts;

     o    changes in the ratings of our notes or other securities;

     o    developments related to litigation or investigations involving us;

     o fluctuations in the stock price and operating results of our competitors;

     o    dispositions, acquisitions and financings; and

     o general conditions in the advertising, marketing and communication services industries.

         In addition, the stock markets in general, including the New York Stock Exchange, recently have experienced extreme price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of our notes and our common stock.

         Changes in our credit ratings or the financial and credit markets could adversely affect the market price of the notes.

         The market price of the notes will be based on a number of factors, including:

     o    our ratings with major credit rating agencies;

     o    the prevailing interest rates being paid by companies similar to us;
          and

     o    the overall condition of the financial and credit markets.

         The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the notes. In addition, credit rating agencies continually revise their ratings for companies that they follow, including us. Two of the three major credit rating agencies have our company on negative outlook. A negative change in our credit rating could have an adverse effect on the market price of the notes.

         We are a holding company and the notes will effectively be subordinated to all of our subsidiaries' existing and future indebtedness.

         Substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our consequent ability to service our debt, including the notes, depends in large part upon our subsidiaries' cash flows. Additionally, except to the extent we may be a creditor with recognized claims against our subsidiaries, the claims of creditors of our subsidiaries will have priority with respect to the assets and earnings of our subsidiaries over claims of our direct creditors, including holders of the notes.

         We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change or other purchase date, as required by the indenture governing the notes.

         On March 15, 2008, you may require us to purchase your notes for cash. In addition, you may also require us to purchase your notes upon a fundamental change as described under "Description of the Notes--Fundamental Change Permits Holders to Require Us to Purchase Notes." A fundamental change may also constitute an event of default, and result in the acceleration of the maturity of our then-existing indebtedness, under another indenture or other agreement. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price or Fundamental Change purchase price for the notes tendered by the holders. Failure by us to purchase the notes when required will result in an event of default with respect to the notes.

         An active trading market for the notes may not develop.

         Prior to the private placement, there was no trading market for the notes. Although the broker-dealers that acted as initial purchasers when the notes were originally issued have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may discontinue market-making activities at any time without notice. In addition, their market-making activities will be subject to limits imposed by the Securities Act and the Exchange Act and may be limited during the pendency of this shelf registration statement. Although the notes issued in the initial placement are eligible for trading on the PORTAL Market, notes sold using this prospectus will no longer be eligible for trading in the PORTAL system. We have not listed, and do not intend to list, the notes on any securities exchange or automated quotation system. We cannot assure you that any market for the notes will develop or be sustained. If an active market is not developed or sustained, the market price and liquidity of the notes may be adversely affected.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference room located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov, and at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

         This prospectus "incorporates by reference" information that we have filed with the SEC under the Securities Exchange Act of 1934. This means that we are disclosing important information to you by referring you to those documents. Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any subsequently filed document which also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the following documents listed below and any future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports furnished under Items 9 or 12 of Form 8-K), until the termination of the offering of securities offered by this prospectus:

     o Our Annual Report on Form 10-K for the year ended December 31, 2002 (File Number 001-06686; Film Number 03625573);

     o Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File Number 001-06686; Film Number 03703335); and

     o Our Current Report on Form 8-K dated June 18, 2003 (File Number 001-06686; Film Number 03748904).

         You may request a copy of these filings and of the form of the indenture, notes and registration rights agreement at no cost, by writing or telephoning us at the following address:

                    The Interpublic Group of Companies, Inc.
                           1271 Avenue of the Americas
                            New York, New York 10020
                              Attn: Susan V. Watson
                                 (212) 399-8000

         The above SEC filings are also available to the public on our website at www.interpublic.com. (We have included our website address as an inactive textual reference and do not intend it to be an active link to our website. Information on our website is not part of this prospectus.)

                     SPECIAL NOTE REGARDING FORWARD-LOOKING
                          STATEMENTS AND OTHER FACTORS

         This document contains forward-looking statements. Our representatives may also make forward-looking statements orally from time to time. Statements in this document that are not historical facts, including statements about our beliefs and expectations, particularly regarding recent business and economic trends, the impact of litigation, dispositions, impairment charges, the integration of acquisitions and restructuring costs, constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those associated with the effects of global, national and regional economic and political conditions, our ability to attract new clients and retain existing clients, the financial success of our clients, developments from changes in the regulatory and legal environment for advertising and marketing and communications services companies around the world, and the successful completion and integration of acquisitions which complement and expand our business capabilities.

         Our liquidity could be adversely affected if we are unable to access capital or to raise proceeds from asset sales. In addition, we could be adversely affected by developments in connection with the purported class actions and derivative suits that we are defending or the SEC investigation relating to the restatement of our financial statements. Our financial condition and future results of operations could also be adversely affected if we recognize additional impairment charges due to future events or in the event of other adverse accounting-related developments.

         At any given time we may be engaged in a number of preliminary discussions that may result in one or more acquisitions or dispositions. These opportunities require confidentiality and from time to time give rise to bidding scenarios that require quick responses by us. Although there is uncertainty that any of these discussions will result in definitive agreements or the completion of any transactions, the announcement of any such transaction may lead to increased volatility in the trading price of our securities.

         The success of recent or contemplated future acquisitions will depend on the effective integration of newly-acquired businesses into our current operations. Important factors for integration include realization of anticipated synergies and cost savings and the ability to retain and attract new personnel and clients.

         In addition, our representatives may from time to time refer to "pro forma" financial information, including information before taking into account specified items. Because "pro forma" financial information by its very nature departs from traditional accounting conventions, this information should not be viewed as a substitute for the information we prepare in accordance with GAAP, including the balance sheets and statements of income and cash flow contained in our quarterly and annual reports filed with the SEC on Forms 10-Q and 10-K.

         Investors should evaluate any statements made by us in light of these important factors and the factors contained in the "Risk Factors" section.

                       RATIO OF EARNINGS TO FIXED CHARGES

         Our ratio of earnings to fixed charges, as reported and our supplemental ratio of earnings to fixed charges, as adjusted to give effect to the anticipated disposition of NFO WorldGroup, Inc., were as follows for the periods indicated:

                                 Quarter Ended       Years Ended December 31,
                                                 ------------------------------
                                March 31, 2003   2002  2001  2000   1999   1998
                                --------------   ----  ----  ----   ----   ----
Ratio of earnings to fixed
charges (as reported)..........       *          1.88x   *   3.86x  3.79x  4.35x

Supplemental ratio of
earnings to fixed charges
(adjusted for the anticipated
disposition of NFO)............       *          1.73x   *   3.91x  3.80x  4.25x


         In calculating the ratio of earnings to fixed charges, earnings are the sum of earnings from continuing operations before income taxes, income applicable to minority interests and equity in net income (loss) of unconsolidated affiliates plus fixed charges. Fixed charges are the sum of interest on indebtedness, amortization of debt discount and expense and that portion of net rental expense deemed representative of the interest component.

         * For the quarter ended March 31, 2003 and the year ended December 31, 2001, we had a deficiency of earnings to fixed charges. Results as reported would have required additional earnings of $13.0 million for the quarter ended March 31, 2003 and $586.4 million for the year ended December 31, 2001, respectively, to provide a one-to-one coverage ratio for those periods. Supplemental results would have required additional earnings of $8.7 million for the quarter ended March 31, 2003 and $563.5 million for the year ended December 31, 2001, respectively, to provide a one-to-one coverage ratio for those periods. The decline in the ratio of earnings to fixed charges subsequent to 2000 is due to lower income from operations, including restructuring- and merger-related charges (in 2001) and impairment charges (in 2001, 2002 and 2003), as compared to prior periods.

                                 CAPITALIZATION

         The following table sets forth our short-term debt, long-term debt and stockholders' equity as of March 31, 2003, and as adjusted to give effect to our purchase of 99.79% of our outstanding zero-coupon convertible senior notes due 2021 pursuant to our offer to purchase launched concurrently with the private placement.

         The data are derived from our unaudited financial statements. You should read this table in conjunction with our unaudited consolidated financial statements and related notes and the discussion of our liquidity and capital resources as of March 31, 2003 incorporated by reference in this prospectus.

                                                      March 31,    March 31,
                                                        2003         2003
                                                       Actual     As adjusted
                                                       ----------------------
                                                            (unaudited)
                                                           (in millions)
Short-term debt:
Loans payable...........................................$80.1       $80.1
Zero-Coupon Convertible Senior Notes due 2021...........582.5         1.2

Long-term debt:
Payable to financial institutions.......................218.3       218.3
Notes--7.25%, due 2011..................................500.0       500.0
Notes--7.875%, due 2005.................................530.9       530.9
Convertible Subordinated Notes--1.80%, due 2004.........238.0       238.0
Convertible Subordinated Notes--1.87%, due 2006.........330.8       330.8
4.50% Convertible Senior Notes due 2023.................800.0       800.0

Stockholders' equity:
Total stockholders' equity.............................2,151.5    2,151.5
                                                      --------   --------
            Total capitalization......................$5,432.1   $4,850.8
                                                      ========   ========

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         Our common stock is listed and traded on the New York Stock Exchange ("NYSE") under the symbol "IPG." The following table provides, for the calendar quarters indicated, the high and low closing sales prices per share on the NYSE for the periods shown below as reported on the NYSE and dividends per share paid during those periods. The last reported sale price for our common stock on the NYSE on June 16, 2003 was $14.28 per share.



                                                NYSE Sale Price     Dividends on
                                               ----------------        Common
                                               High         Low        Stock
                                               ----         ---        -----

Period
2000:
First Quarter...............................  $ 55.56      $ 37.00    $ .085
Second Quarter..............................    48.25        38.00      .095
Third Quarter...............................    44.62        33.50      .095
Fourth Quarter..............................    43.75        33.06      .095
2001:
First Quarter...............................    47.19        32.50      .095
Second Quarter..............................    38.85        27.79      .095
Third Quarter...............................    30.46        19.30      .095
Fourth Quarter..............................    31.00        19.50      .095
2002:
First Quarter...............................    34.56        27.20      .095
Second Quarter..............................    34.89        23.51      .095
Third Quarter...............................    24.67        13.40      .095
Fourth Quarter..............................    17.05        11.25      .095(1)
2003:
First Quarter...............................    15.38         8.01       -- (1)
Second Quarter  (through June 16, 2003).....    14.31         9.30       -- (1)

---------------

(1) Dividend declared on November 1, 2002 in respect of third quarter 2002 results. No dividend in respect of fourth quarter 2002 results was declared. No dividend has subsequently been declared.

         As of April 30, 2003, there were approximately 21,605 registered holders of our common stock.

Dividend Policy

         No dividend was paid on March 15, 2003. Our future dividend policy will be determined on a quarter-by-quarter basis, will depend on earnings, financial condition, capital requirements and other factors and will be subject to the restrictions under the amended revolving credit facilities with syndicates of banks and the Prudential note purchase agreements.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes.

                                   INTERPUBLIC

         Interpublic is a group of advertising and specialized marketing and communication services companies that together represent one of the largest resources of advertising and marketing expertise in the world. With offices and other affiliations in more than 130 countries, we had revenues of approximately $6.2 billion and net income of approximately $99.5 million in 2002.

Advertising and Specialized Marketing and Communications Services Businesses

         In the last five years, we have grown to become one of the world's largest groups of global marketing services companies, providing our clients with communications and marketing expertise in three broad areas:

     o   Advertising, which includes advertising and media management;

     o Marketing Communications, which includes direct marketing, database management and customer relationship management, public relations, sales promotion, event marketing, on-line marketing, corporate and brand identity, brand consultancy and healthcare marketing; and

     o Marketing Services, which includes sports and entertainment marketing, corporate meetings and events, retail marketing and other marketing and business services.

         We seek to be the best in quality and a leading competitor in all of these areas.

         We are currently organized into four global operating groups. Three of these groups, McCann-Erickson WorldGroup ("McCann"), The FCB Group and The Partnership, provide a comprehensive array of global communications and marketing services. Each offers a distinctive range of solutions for our clients. The fourth global operating group, The Interpublic Sports & Entertainment Group, focuses on sports marketing and event planning activities. In addition to these groups, Interpublic also includes a group of leading stand-alone agencies that provide their clients with a full range of advertising and/or marketing communications services.

         We believe this organizational structure allows us to provide comprehensive solutions for clients, enables stronger organic growth among all our operating companies and allows us to bring improved operating efficiencies to our organization.

         On May 14, 2003, we entered into a definitive agreement for the sale of NFO WorldGroup, Inc. ("NFO") to Taylor Nelson Sofres ("TNS") in return for $400 million in cash and 11,688,218 ordinary shares of TNS (which, as of June 16, 2003 had an aggregate market value of approximately $33.6 million) and, subject to the market price per TNS ordinary share continuing to exceed 146 pence during a specified averaging period one year from closing, an additional $10 million in cash payable approximately one year following the closing of this divestiture. We have agreed, subject to specified conditions, to hold half of the stock consideration received in this transaction until at least December 2003 and the remainder until at least March 2004.

         The conditions to the consummation of this divestiture include approval by a special meeting of the shareholders of TNS, receipt of regulatory clearances in the United States and abroad and receipt of financing by the acquiring company. The Company expects to consummate the transaction in the summer of 2003.

         A brief description of our current four global operating groups follows:

         McCann-Erickson WorldGroup was founded on the global strength and quality of McCann-Erickson, one of the world's leading advertising agencies. It includes companies spanning advertising, media, customer relationship management, events, sales promotion, public relations, on-line marketing communications and healthcare communications. Launched in late 1997, McCann-Erickson WorldGroup has expanded rapidly to become one of the world's leading networked marketing communications groups, now working with more than 25 key worldwide clients in three or more disciplines and with more than 40 U.S. clients in two or more disciplines. McCann-Erickson WorldGroup includes the following companies:

     o   McCann-Erickson Worldwide (advertising),

     o   Universal McCann Worldwide (media planning and buying),

     o MRM Partners Worldwide (direct marketing and customer relationship management),

     o   Momentum Worldwide (entertainment, event and promotional marketing),

     o Torre Lazur McCann Healthcare Worldwide (healthcare advertising and marketing), and

     o   Nationwide Advertising Services (recruitment advertising).

         The FCB Group is a single global integrated network centered on Foote, Cone & Belding Worldwide and its advertising, direct marketing and sales promotion capabilities. This group also includes the following specialized services:

     o   FCBi (direct and digital marketing),

     o   Marketing Drive Worldwide (integrated promotional marketing),

     o   R/GA (web design and development),

     o   The Hacker Group (customer acquisition direct marketing), and

     o   FCB HealthCare (healthcare marketing).

         The Partnership, a global, client-driven creative leader, is anchored on the quality advertising reputation of Lowe & Partners Worldwide. The Partnership provides collaboration across a global group of independently managed networks with creative and executional capabilities across all disciplines. The partners seek to preserve their uniqueness while creating the ability to interconnect seamlessly to better service clients. Partner companies include:

     o   Lowe & Partners Worldwide (advertising),

     o   Lowe Healthcare Worldwide (healthcare marketing),

     o   Draft (direct and promotional marketing),

     o   Zipatoni (promotional marketing),

     o   Mullen, and

     o   Dailey & Associates.

         The Interpublic Sports & Entertainment Group focuses on sports marketing and event planning activities. IPG Sports & Entertainment was formed during the second quarter of 2002 through a carve-out from our other operating groups of certain related operations. It includes:

     o    Octagon (sports marketing),

     o    Motorsports,

     o    Jack Morton Worldwide, and

     o    Entertainment PR (Bragman Nyman Cafarelli and PMK/HBH).

         Independent Agencies. Interpublic also includes a group of leading stand-alone agencies that provide their clients with a full range of advertising and/or marketing communications services and partner with our global operating groups as needed. These include:

     o    Campbell Ewald,

     o    Deutsch,

     o    Hill Holliday,

     o    The Martin Agency,

     o    Carmichael-Lynch,

     o    Gotham,

     o MAGNA Global (advertising media negotiations and television program development),

     o Weber Shandwick Worldwide, Golin/Harris International and DeVries Public Relations (public relations), and

     o    Initiative Media (media planning and buying).

          In addition to domestic operations, we provide services for clients whose business is international in scope as well as for clients whose business is restricted to a single country or a small number of countries. Revenue for 2002 and 2001 is presented below by major geographic area:

                                                 Year Ended December 31,
                                                 -----------------------
                                                    2002           2001
                                                    ----           ----
                                                        (in millions)
United States..................................   $ 3,489.2     $  3,879.7
International
       United Kingdom..........................       654.1          678.8
       All other Europe........................     1,131.6        1,157.1
       Asia Pacific............................       429.0          480.9
       Latin America...........................       251.9          328.4
       Other...................................       247.8          266.3
                                                      -----         ------
       Total International.....................     2,714.4        2,911.5
                                                    -------        -------
              Total Consolidated...............   $ 6,203.6      $ 6,791.2
                                                  =========      =========

Sources of Revenue

         We generate revenue from planning, creating and placing advertising in various media and from planning and executing other communications or marketing programs. Historically, the commission customary in the industry was 15% of the gross charge ("billings") for advertising space or time; more recently, lower commissions have been negotiated, but often with additional incentives paid for better performance. For example, an incentive component is frequently included in arrangements with clients based on improvements in an advertised brand's awareness or image, or increases in a client's sales or market share of the products or services being advertised. Under commission arrangements, media bill us at their gross rates. We bill these amounts to our clients, remit the net charges to the media and retain the balance as our commission. Many clients, however, prefer to compensate us on a fee basis, under which we bill our client for the net charges billed by the media plus an agreed-upon fee. These fees usually are calculated to reflect our hourly rates and out-of-pocket expenses incurred on behalf of clients, plus proportional overhead and a profit mark-up.

         Like other agencies, we are primarily responsible for paying the media with respect to firm contracts for advertising time or space placed on behalf of our clients. Our practice generally is to pay media charges only once we have received funds from our clients, and in some instances we agree with the media that we will be solely liable to pay the media only after the client has paid us for the media charges. We make serious efforts to reduce the risk from a client's nonpayment including by generally carrying out credit clearances and requiring in some cases payment of media in advance.

         We also receive commissions from clients for planning and supervising work done by outside contractors in connection with the physical preparation of finished print advertisements and the production of television and radio commercials and other forms of advertising. This commission is customarily 17.65% of the outside contractor's net charge, which is the same as 15.0% of the outside contractor's total charges including commission. With the increasing use of negotiated fees, the terms on which outstanding contractors' charges are billed are subject to wide variations and even include, in some instances, the replacement of commissions with negotiated flat fees.

         We also derive revenue from other activities, including the planning and placement in media of advertising produced by unrelated advertising agencies; the maintenance of specialized media placement facilities; the creation and publication of brochures, billboards, point of sale materials and direct marketing pieces for clients; the planning and carrying out of specialized marketing research; the management of public relations campaigns; the creation and management of special events, meetings and shows at which clients' products are featured; and the design and implementation of interactive programs for special marketing needs.

Clients

         The five clients that made the largest revenue contribution in 2002 accounted individually for approximately 1.7% to 7.5% of our revenue and in the aggregate accounted for approximately 15.5% of our revenue. Twenty of our clients accounted for approximately 27% of our revenue. Based on revenue, as of December 31, 2002, our largest clients included Coca-Cola, General Motors Corporation, Johnson & Johnson, Nestle and Unilever. While the loss of the entire business of one of our largest clients might have a material adverse effect upon our business, we believe that it is very unlikely that the entire business of any of these clients would be lost at the same time, because we represent several different brands or divisions of each of these clients in a number of geographical markets in each case through more than one of our agency systems.

         Representation of a client rarely means that we handle advertising for all brands or product lines of the client in all geographical locations. Any client may transfer its business from an agency within our company to a competing agency, and a client may reduce its marketing budget at any time.

         Our agencies have written contracts with many of their clients. As is customary in the industry, these contracts provide for termination by either party on relatively short notice, usually 90 days but sometimes shorter or longer. In 2002, however, 21% of revenue was derived from clients that had been associated with one or more of our agencies or their predecessors for 20 or more years.

                            DESCRIPTION OF THE NOTES

         We issued the notes under an indenture dated as of October 20, 2000, between us and The Bank of New York, as trustee, as supplemented by a supplemental indenture thereto, dated as of March 13, 2003. In this description, we refer to the indenture as so supplemented as the "indenture."

         The following summary of certain provisions of the indenture and the notes does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, all of the provisions of the notes and the indenture. Because the following is only a summary, it does not contain all information that you may find useful. For further information you should read the indenture and the notes. The indenture and form of notes is available as set forth under "Where You Can Find More Information."

         As used in this "Description of the Notes," unless otherwise indicated, the words "we," "our" and "us" refer to The Interpublic Group of Companies, Inc. and not any of its subsidiaries.

General

         The notes are our unsecured obligations, are limited to an aggregate principal amount of $800,000,000 and were initially offered at a price to investors of $1,000 per note. The notes will mature on March 15, 2023.

         You have the option, subject to fulfillment of certain conditions described below, to convert your notes into shares of our common stock initially at a conversion rate of 80.5153 shares of common stock per note. This is equivalent to an initial conversion price of $12.42 per share of common stock. The conversion rate is subject to adjustment if certain events occur. Upon conversion, you will receive only shares of our common stock. You will not receive any cash payment for interest accrued to the conversion date.

         If any interest payment date, contingent interest payment date, maturity date, redemption date or purchase date (including upon the occurrence of a Fundamental Change, as described below) of a note falls on a day that is not a business day, the required payment will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the interest payment date, contingent interest payment date, maturity date, redemption date or purchase date (including upon the occurrence of a Fundamental Change), as the case may be, to the date of that payment on the next succeeding business day. The term "business day" means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Interest

         The notes accrue interest at a rate of 4.50% per year from March 13, 2003 or from the most recent interest payment date to which interest has been paid or duly provided, payable semiannually in arrears on March 15 and September 15 of each year, beginning September 15, 2003. The notes were issued only in denominations of $1,000 principal amount and integral multiples of $1,000 principal amount.

         Interest will be paid to the person in whose name a note is registered at the close of business on March 1 or September 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months. In addition, we will pay contingent interest under the circumstances described in "--Contingent Interest" below.

Contingent Interest

         If we pay cash dividends on our common stock, we will pay contingent interest per outstanding note in an amount equal to 100% of the per share cash dividend paid on our common stock multiplied by the number of shares of common stock issuable upon conversion of a note. We will pay contingent interest only in cash.

         Contingent interest in respect of a cash dividend on our common stock will be paid to the person in whose name a note is registered at the close of business on the record date for the related common stock dividend. The contingent interest will be paid on the payment date for the related common stock dividend.

         For financial accounting purposes, our obligation to pay contingent interest on the notes will constitute an embedded derivative, the initial value of which is not material to our consolidated financial position. Any material changes in its value will be reflected in our future income statements, in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." We do not believe that such future changes in value will have a significant effect on our future reported results of operations.

         "Cash dividends" are regular, fixed, annual, quarterly or other periodic cash dividends as declared by our board of directors as part of our dividend payment practice or stated cash dividend policy, whether publicly announced or not, and do not include any other dividends or distributions (such as any dividends designated by our board of directors as extraordinary, special or otherwise nonrecurring).

         In the event we are required to pay contingent interest, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our Web site or through such other public medium as we may use at that time.

Ranking

         The notes are our general unsecured obligations and rank senior in right of payment to all our existing and future indebtedness that is, by its terms, expressly subordinated in right of payment to the notes. The notes rank equally in right of payment with all our existing and future unsecured indebtedness that is not so subordinated. Because we are a holding company, our rights and the rights of our creditors, including the holders of the notes offered in this prospectus, to participate in the assets of any subsidiary during its liquidation or reorganization, will be subject to the prior claims of the subsidiary's creditors, except to the extent that we are ourselves a creditor with recognized claims against the subsidiary. On a consolidated basis, we had $3,280.6 million of debt outstanding as of March 31, 2003, none of which was secured debt and $568.8 million of which was subordinated debt. Of the $3,280.6 million, our subsidiaries had $145.3 million of indebtedness outstanding as of March 31, 2003.

Optional Redemption

         No sinking fund is provided for the notes. Prior to March 15, 2008, the notes will not be redeemable. On or after March 15, 2008, we may redeem for cash all or part of the notes at any time, upon not less than 30 nor more than 60 days' notice before the redemption date by mail to the trustee, the paying agent and each holder of notes, for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, including contingent interest, to the redemption date.

         If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate.

         If the trustee selects a portion of your note for partial redemption and you convert a portion of the same note, the converted portion will be deemed to be from the portion selected for redemption.

         In the event of any redemption in part, we will not be required to:

     o issue, register the transfer of or exchange any note during a period of 15 days before the mailing of the redemption notice; or

     o register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

Conversion Rights

         Subject to the conditions described below, you may convert your notes into shares of our common stock initially at a conversion rate of 80.5153 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of $12.42 per share of common stock based on the issue price of the notes) at any time prior to the close of business on March 15, 2023. The conversion rate and the equivalent conversion price in effect at any given time are referred to as the "applicable conversion rate" and the "applicable conversion price," respectively, and will be subject to adjustment as described below. You may convert fewer than all of your notes so long as the notes converted are an integral multiple of $1,000 principal amount.

         You will not receive any cash payment representing accrued and unpaid interest (including contingent interest) upon conversion of a note. Instead, upon conversion we will deliver to you a fixed number of shares of our common stock and any cash payment to account for fractional shares. The cash payment for fractional shares will be based on the last reported sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of shares of common stock will be deemed to satisfy our obligation to pay the principal amount of the notes, including accrued and unpaid interest (including contingent interest). Accrued and unpaid interest (including contingent interest) will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for the accrued and unpaid interest (including contingent interest). The trustee will initially act as the conversion agent.

         If you convert notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because you request the shares to be issued in a name other than your name, in which case you will pay that tax.

         If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice, together, if the notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. The conversion agent will, on your behalf, convert the notes into shares of our common stock. You may obtain copies of the required form of the conversion notice from the conversion agent. A certificate for the number of full shares of our common stock into which any notes are converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date.

         If you have already delivered a purchase notice as described under either "--Purchase of Notes by Us at the Option of the Holder" or "--Fundamental Change Permits Holders to Require Us to Purchase Notes" with respect to a note, however, you may not surrender that note for conversion until you have withdrawn the notice in accordance with the indenture.

         Holders of notes at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on such regular record date. Notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the next interest payment date, except for notes to be redeemed within this period or on the next interest payment date, must be accompanied by payment of an amount equal to the interest that the holder is to receive on the notes.

         Holders of notes at the close of business on a contingent interest record date will receive payment of contingent interest payable on the corresponding contingent interest payment date notwithstanding the conversion of such notes at any time after the close of business on such contingent interest record date. If we are required to pay contingent interest, notes surrendered for conversion by a holder during the period from the close of business on any contingent interest record date to the opening of business on the next contingent interest payment date, except for notes to be redeemed on a date within this period or on the next contingent interest payment date, must be accompanied by payment of an amount equal to the contingent interest that the holder is to receive on the notes.

         You may surrender your notes for conversion into shares of our common stock prior to stated maturity under the following circumstances.

Conversion Upon Satisfaction of Sale Price Condition

         You may surrender any of your notes for conversion into shares of our common stock if the average of the last reported sale prices of our common stock for the 20 trading days immediately prior to the conversion date is greater than or equal to a specified percentage, beginning at 120% and declining 1/2% each year until it reaches 110% at maturity, of the conversion price per share of common stock on such conversion date.

         The "last reported sale price" of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market.

         If our common stock is not listed for trading on a United States national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the "last reported sale price" will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization.

         If our common stock is not so quoted, the "last reported sale price" will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

Conversion Upon Redemption

         If we redeem the notes, you may convert notes into our common stock at any time prior to the close of business on the business day prior to the redemption date, even if the notes are not otherwise convertible at such time.

Conversion Upon Specified Corporate Transactions

         If we elect to:

     o distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock at the time of the distribution or

     o distribute to all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 15% of the last reported sale price of our common stock on the day preceding the declaration date for such distribution, we must notify you at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant dividend from the seller of the common stock to its buyer.

         In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash or property other than securities, you may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. If we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property which you would have received if you had converted your notes immediately prior to the transaction. If we engage in any transaction described in the preceding sentence, the conversion rate will not be adjusted. If the transaction also constitutes a Fundamental Change, as defined below, you can require us to purchase all or a portion of your notes as described below under "--Fundamental Change Permits Holders to Require Us to Purchase Notes."

Conversion Upon Credit Ratings Event

         You may convert notes into our common stock at any time after the credit ratings assigned to the notes by any two of Moody's Investors Service, Inc., Standard & Poor's Ratings Services and Fitch Ratings are lower than Ba2, BB and BB, respectively, or the notes are no longer rated by at least two of these ratings services.

Conversion Rate Adjustments

         The conversion rate will be subject to adjustment upon the following events:


     (1) the payment of dividends and other distributions on our common stock payable exclusively in shares of our common stock or our other capital stock;

     (2) the issuance to all holders of our common stock of rights or warrants that allow the holders to purchase shares of our common stock for a period expiring within 60 days from the date of issuance of the rights or warrants at less than the market price on the record date for the determination of stockholders entitled to receive the rights or warrants;

     (3) subdivisions, combinations, or certain reclassifications of our common stock; and

     (4) distributions to all holders of our common stock of our assets, debt securities or rights or warrants to purchase our securities, if these distributions, aggregated on a rolling twelve-month basis, have a per share value exceeding 15% of the market price of our common stock on the trading day immediately preceding the declaration of the distribution. In cases where (a) the fair market value per share of common stock of the assets, debt securities or rights or warrants to purchase our securities distributed to stockholders equals or exceeds the market price of our common stock on the record date for the determination of stockholders entitled to receive such distribution, or (b) the market price exceeds the fair market value per share of common stock of the assets, debt securities or rights or warrants so distributed by less than $1.00, rather than being entitled to an adjustment in the conversion rate, you will be entitled to receive upon conversion, in addition to the shares of our common stock, the kind and amount of assets, debt securities or rights or warrants comprising the distribution that you would have received if you had converted your notes immediately prior to the record date for determining the stockholders entitled to receive the distribution.

         In addition to these adjustments, we may increase the conversion rate as our board of directors considers advisable to avoid or diminish any income tax to holders of our common stock or rights to purchase our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes such a determination, it will be conclusive. We will give you at least 15 days' notice of such an increase in the conversion rate.

         As used in this prospectus, the "market price" means the average of the last reported sale prices of our common stock for the 20 trading day period ending on the third business day prior to the applicable purchase date (including upon the occurrence of a Fundamental Change) or the date of determination (if the third business day prior to the applicable purchase date or the date of determination is a trading day, or if not, then on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the 20 trading day period and ending on the applicable purchase date or the date of determination, of any event that would result in an adjustment of the conversion rate under the indenture.

         If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes is increased, such increase might be deemed to be the payment of a taxable dividend to holders of the notes.

         No adjustment to the conversion rate need be made if holders may participate in the transaction that would otherwise give rise to such an adjustment, so long as the distributed assets or securities the holders would receive upon conversion of the notes, if convertible, exchangeable, or exercisable, are convertible, exchangeable or exercisable, as applicable, without any loss of rights or privileges for a period of at least 60 days following conversion of the notes.

         The applicable conversion price will not be adjusted:

     o upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

     o upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

     o upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the notes were first issued;

     o    for a change in the par value or no par value of the common stock; or

     o    for accrued and unpaid interest, including contingent interest.

         No adjustment in the applicable conversion price will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion price. If the adjustment is not made because the adjustment does not change the applicable conversion price by more than 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment.

Purchase of Notes by Us at the Option of the Holder

         You have the right to require us to purchase your notes on March 15, 2008, March 15, 2013 and March 15, 2018 (each, a "purchase date"). We will be required to purchase any outstanding notes for which you deliver a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on the fifth business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related notes. Our purchase obligation will be subject to some additional conditions as described in the indenture. Also, our ability to satisfy our purchase obligations may be affected by the factors described in "Risk Factors" under the caption "We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change or other purchase date, as required by the indenture governing the notes."

         The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including contingent interest, to the relevant purchase date.

         Any notes purchased by us on March 15, 2008 will be paid for in cash. For the March 15, 2013 and March 15, 2018 purchase dates, we may choose to pay the purchase price in cash or shares of our common stock or a combination of cash and shares of our common stock, provided that we will pay any accrued and unpaid interest, including contingent interest, in cash. For a discussion of the United States federal income tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see "United States Federal Income Tax Considerations."

         On or before the 20th business day prior to each purchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

     o whether we will pay the purchase price of the notes in cash, in shares of our common stock, or any combination thereof, specifying the percentages of each;

     o if we elect to pay with shares of our common stock for either the March 15, 2013 or March 15, 2018 purchase date, the method of calculating the market price of our common stock; and

     o the procedures that holders must follow to require us to purchase their notes.

         Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or publish the information on our Web site or through such other public medium as we may use at that time.

         A notice electing to require us to purchase your notes must state:


     o if certificated notes have been issued, the certificate numbers of the notes, or if not certificated, your notice must comply with appropriate DTC procedures;

     o the portion of the principal amount of notes to be purchased, in integral multiples of $1,000;

     o that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture; and

     o for the March 15, 2013 and March 15, 2018 purchase dates, in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in shares of our common stock, in whole or in part, but the purchase price is ultimately to be paid to you entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in shares of our common stock is not satisfied prior to the close of business on the last business day prior to the purchase date, whether you elect:

          (1) to withdraw the purchase notice as to some or all of the notes to which it relates; or

          (2) to receive cash in respect of the entire purchase price for all notes or portions of notes subject to the purchase notice.

         If you fail to indicate your choice with respect to the election described in the final bullet point above, you will be deemed to have elected to receive cash in respect of the entire purchase price for all notes subject to the purchase notice in these circumstances.

         No notes may be purchased at your option if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

         You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:


     o    the principal amount of the withdrawn notes;

     o if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

     o the principal amount, if any, which remains subject to the purchase notice.

         If we elect, for either the March 15, 2013 or March 15, 2018 purchase date, to pay the purchase price, in whole or in part, in shares of our common stock, we will pay cash based on the market price of our common stock for all fractional shares.

         If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us will be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of our common stock.

         Because the market price of our common stock is determined prior to the applicable purchase date, you will bear the market risk with respect to the value of our common stock to be received from the date the market price is determined to the purchase date.

         Our right to purchase notes, in whole or in part, with common stock is subject to various conditions, including:

     o our providing timely written notice, as described above, of our election to purchase all or part of the notes with our common stock;

     o our common stock then being listed on a national securities exchange or quoted on the Nasdaq National Market;

     o information necessary to calculate the market price of our common stock being published in a daily newspaper of national circulation;

     o registration of the common stock under the Securities Act and the Exchange Act, if required; and

     o our obtaining any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

If those conditions are not satisfied with respect to you prior to the close of business on the purchase date, we will pay the purchase price of your notes entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

         Upon determination of the actual number of shares of our common stock to be paid upon redemption of the notes, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or publish the information on our Web site or through such other public medium as we may use at that time.

         You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

     o the notes will cease to be outstanding and interest, including contingent interest, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

     o all other rights of the holders will terminate (other than the right to receive the purchase price upon delivery or transfer of the notes).

Fundamental Change Permits Holders to Require Us to Purchase Notes

         If a Fundamental Change (as defined below in this section) occurs at any time prior to March 15, 2008, you will have the right, at your option, to require us to purchase any or all of your notes, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including contingent interest, to the Fundamental Change purchase date. If a Fundamental Change occurs on or after March 15, 2008, you will not have a right to require us to purchase any notes, except as described above under "--Purchase of Notes by Us at the Option of the Holder."

         We may, at our option, instead of paying the Fundamental Change purchase price in cash, pay all or a portion of the Fundamental Change purchase price in shares of our common stock, as long as certain conditions are met, as described below, provided that we will pay any accrued and unpaid interest, including contingent interest, in cash. If we elect to pay the Fundamental Change purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us will be equal to the portion of the Fundamental Change purchase price to be paid in common stock divided by the market price of a share of our common stock. For a discussion of the United States federal income tax treatment of a holder receiving cash, shares of common stock or any combination thereof, see "United States Federal Income Tax Considerations."

         A "Fundamental Change" will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

     (1) a "person" or "group" within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate "beneficial owner", as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity;

     (2) consummation of any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries; provided, however, that a transaction where the holders of more than 50% of all classes of our common equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee immediately after such event shall not be a Fundamental Change; or

     (3) Continuing directors cease to constitute at least a majority of our board of directors.

         A Fundamental Change will not be deemed to have occurred, however, if either:

     (I) the last reported sale price of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the Fundamental Change or the announcement thereof, equals or exceeds 105% of the conversion price per share of common stock in effect on each of those trading days, or

    (II) at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the Fundamental Change consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a Fundamental Change (these securities being referred to as "publicly traded securities") and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

         "Continuing director" means a director who either was a member of our board of directors on March 10, 2003 or who becomes a director of ours subsequent to that date and whose election, appointment or nomination for election by our stockholders, is duly approved by a majority of the continuing directors on our board of directors at the time of that approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of our entire board of directors in which such individual is named as nominee for director.

         On or before the 20th day after the occurrence of a Fundamental Change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the Fundamental Change and of the resulting purchase right. Such notice shall state, among other things:

     o whether we will pay the Fundamental Change purchase price of notes in cash, common stock or a combination thereof, specifying the percentages of each;

     o if we elect to pay in common stock, the method of calculating the market price of the common stock; and

     o the procedures that holders must follow to require us to purchase their notes.

         Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or publish the information on our Web site or through such other public medium as we may use at that time.

         To exercise the purchase right, you must deliver, on or before the 35th day after the date of our notice of a Fundamental Change, subject to extension to comply with applicable law, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled "Form of Fundamental Change Purchase Notice" on the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

     o if certificated, the certificate numbers of your notes to be delivered for purchase;

     o the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof;

     o in the event we elect, pursuant to the notice that we are required to give, to pay the Fundamental Change purchase price in common stock, in whole or in part, but the Fundamental Change purchase price is ultimately to be paid to you entirely in cash because any condition to payment of the Fundamental Change purchase price or portion of the Fundamental Change purchase price in common stock is not satisfied prior to the close of business on the Fundamental Change purchase date, as described below, whether you elect:

          (1) to withdraw the purchase notice as to some or all of the notes to which it relates, or

          (2) to receive cash in respect of the entire Fundamental Change purchase price for all notes or portions of notes subject to the purchase notice; and

     o that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

         If you fail to indicate your choice with respect to the election described in the third bullet point above, you will be deemed to have elected to receive cash in respect of the entire Fundamental Change purchase price for all notes subject to the purchase notice in these circumstances.

         You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the Fundamental Change purchase date. The notice of withdrawal shall state:

     o    the principal amount of the withdrawn notes;

     o if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

     o the principal amount, if any, which remains subject to the purchase notice.

         We will be required to purchase the notes no later than 35 business days after the date of our notice of the occurrence of the relevant Fundamental Change subject to extension to comply with applicable law. You will receive payment of the Fundamental Change purchase price promptly following the later of the Fundamental Change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the Fundamental Change purchase price of the notes on the business day following the Fundamental Change purchase date, then:

     o the notes will cease to be outstanding and interest, including contingent interest, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

     o all other rights of the holders will terminate (other than the right to receive the Fundamental Change purchase price upon delivery or transfer of the notes).

         The purchase rights of the holders could discourage a potential acquirer of us. The Fundamental Change purchase feature, however, is not the result of management's knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

         The term Fundamental Change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a Fundamental Change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

         No notes may be purchased at your option upon a Fundamental Change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the Fundamental Change purchase price of the notes.

         If we elect to pay the Fundamental Change purchase price, in whole or in part, in shares of our common stock, we will pay cash based on the market price of our common stock for all fractional shares.

         Because the market price of the common stock is determined prior to the applicable Fundamental Change purchase date, you will bear the market risk with respect to the value of the common stock to be received from the date the market price is determined to the Fundamental Change purchase date.

         Our right to purchase notes, in whole or in part, with common stock is subject to various conditions, including:

     o our providing timely written notice, as described above, of our election to purchase all or part of the notes with our common stock;

     o our common stock then being listed on a national securities exchange or quoted on the Nasdaq National Market;

     o information necessary to calculate the market price of our common stock is published in a daily newspaper of national circulation;

     o our registration of the common stock under the Securities Act and the Exchange Act, if required; and

     o our obtaining any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

         If those conditions are not satisfied with respect to you prior to the close of business on the Fundamental Change purchase date, we will pay the Fundamental Change purchase price of your notes entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

         Upon determination of the actual number of shares of our common stock to be paid upon redemption of the notes, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or publish the information on our Web site or through such other public medium as we may use at that time.

         The definition of Fundamental Change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our consolidated assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to purchase your notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

         If a Fundamental Change were to occur, we may not have enough funds to pay the Fundamental Change purchase price. See "Risk Factors" under the caption "We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change or other purchase date, as required by the indenture governing the notes." If we fail to purchase the notes when required following a Fundamental Change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, Merger and Sale of Assets

         We may not consolidate or merge with or into any other person, including any other entity, or convey, transfer or lease all or substantially all of our properties and assets to any person or group of affiliated persons unless:

     o we are the continuing corporation or the person, if other than us, formed by such consolidation or with which or into which we are merged or the person or group of affiliated persons to which all or substantially all our properties and assets are conveyed, transferred or leased is a corporation organized and existing under the laws of the United States, any of its states or the District of Columbia and expressly assumes our obligations under the notes and the indenture; and

     o immediately after giving effect to the transaction, there is no default and no event of default under the indenture.

         If we consolidate with or merge into any other corporation or convey, transfer or lease all or substantially all of our property and assets as described in the preceding paragraph, the successor corporation shall succeed to and be substituted for us, and may exercise our rights and powers under the indenture, and after any such contemplated transaction, except in the case of a lease, we will be relieved of all obligations and covenants under the indenture and the notes.

         Although these types of transactions are permitted under the indenture, certain of the foregoing transactions occurring prior to March 15, 2008 could constitute a Fundamental Change (as defined above) permitting you to require us to purchase your notes as described above.

Events of Default

         Each of the following constitutes an event of default under the indenture:

     o default in payment of the principal amount of the notes or accrued and unpaid interest at maturity, redemption price, purchase price or Fundamental Change purchase price with respect to any notes when that amount becomes due and payable;

     o default for 30 days in payment of any installment of interest, including contingent interest, on or additional amounts due to a breach of the registration rights agreement as described in "Registration Rights" with respect to the notes;

     o a failure to comply in any material respect with any of our other agreements contained in the notes or the indenture for a period of 60 days after notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the notes;

     o the occurrence of an event of default within the meaning of another mortgage, indenture or debt, instrument under which there may be issued, or by which there may be secured or evidenced, any of our indebtedness, other than the notes, in an amount in excess of $20,000,000 and which results in the indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and we have not cured the default in payment or the acceleration is not rescinded or annulled in each case within 10 days after written notice to us from the trustee or to us and to the trustee from the holders of at least 25% in principal amount of the notes; provided, however, that if, prior to a declaration of acceleration of the maturity of the notes or the entry of judgment in favor of the trustee in a suit pursuant to the indenture, the default has been remedied or cured by us or waived by the holders of the indebtedness, then the event of default will be deemed likewise to have been remedied, cured or waived; and

     o the occurrence of an event of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that meet thresholds set out in the indenture. A subsidiary meets these thresholds if:

          o our investment in and advances to the subsidiary, including indirectly through other subsidiaries, exceed ten percent of our total consolidated assets as of the end of the most recent completed fiscal year;

          o our proportionate share of the total assets, including indirectly through other subsidiaries, and after intercompany elimination, of the subsidiary exceeds ten percent of our total consolidated assets as of the end of the most recent completed fiscal year; or

          o our equity in the income from continuing operations of the subsidiary, including indirectly through other subsidiaries, calculated before income taxes, extraordinary items and cumulative effect of changes in accounting principles, exceeds ten percent of our total consolidated income calculated on the same basis as of the end of the most recent completed fiscal year.

         No event of default with respect to a series of our debt securities other than the notes, except as to the occurrence of an event involving bankruptcy, insolvency or reorganization with respect to us, necessarily constitutes an event of default with respect to the notes.

         In general, the indenture obligates the trustee to give notice of a default with respect to the notes to the holders of those notes. The trustee may withhold notice of any default, except a default in payment on any notes, if the trustee determines it is in the best interest of the holders of the notes to do so.

         If there is a continuing event of default, the trustee or the holders of at least 25% in principal amount of the notes may require us to repay immediately the unpaid principal plus accrued and unpaid interest, including contingent interest, on all notes. In the case of an event of default resulting from events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that meet the thresholds set out above, the principal amount of the notes plus accrued interest, including contingent interest, through the date of such declaration on all notes will become immediately payable without any act on the part of the trustee or any holder of notes. The holders of a majority in principal amount of the notes may rescind our obligation to accelerate repayment and may waive past defaults if:

     o all existing events of default, other than the nonpayment of the accelerated amounts, have been cured or are being waived;

     o any interest, including contingent interest, that has become due on overdue amounts, other than by virtue of acceleration, has been paid;

     o the rescission would not conflict with any judgment or decree of a competent court; and

     o    all payments due the trustee have been made,

          except that they may not waive:

     o a default in payment of the principal amount or accrued and unpaid interest at maturity, redemption price, purchase price or Fundamental Change purchase price with respect to any notes when that amount becomes due and payable;

     o a default for 30 days in payment of any installment of interest, including contingent interest, on or additional amounts with respect to the notes;

     o a default with respect to a provision of the indenture which cannot be amended without the consent of each holder affected by the amendment; or

     o a default which constitutes a failure to convert any note in accordance with its terms and the terms of the indenture.

         Under the terms of the indenture, the trustee may refuse to enforce the indenture or the notes unless it first receives satisfactory security or indemnity from the holders of notes. Subject to limitations specified in the indenture, the holders of a majority in principal amount of the notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

         You have no right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any other remedy under the indenture unless, among other things:

     o you have previously given to the trustee written notice of a continuing event of default with respect to the notes; and

     o the holders of at least 25% in principal amount of the notes have made written request, and offered indemnity reasonably satisfactory to the trustee to institute such proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the notes a direction inconsistent with the request and has failed to institute the proceeding within 60 days.

         Notwithstanding the foregoing, you have an absolute and unconditional right to receive payment of the principal of and interest, including contingent interest, and additional amounts, if any, on the notes on or after the due dates expressed in the notes and to institute suit for the enforcement of any such payment.

         We are required to furnish to the trustee annually a statement by some of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture and, if so, specifying all the known defaults.

Modification and Amendment

         The indenture permits us and the trustee to amend the indenture without the consent of the holders of notes:

     o to evidence the succession of another corporation and the assumption of our covenants under the indenture and the notes;

     o to add to our covenants or to the events of default, to surrender any right or power conferred upon us in the indenture or to make other changes which would not adversely affect in any material respect the holder of any outstanding notes;

     o to cure any ambiguity, defect or inconsistency or to correct or supplement any provision of the indenture which may be inconsistent with any other provision of the indenture;

     o to add or change any of the provisions of the indenture to the extent necessary to permit or facilitate the issuance of securities in bearer form;

     o to change or eliminate certain provisions of the indenture, provided that the change or elimination becomes effective only when there are no securities outstanding of any series of securities created prior to the amendment of the indenture which is entitled to the benefit of those provisions;

     o to secure the notes or add guarantees with respect to any or all of the notes;

     o    to establish the form or terms of securities of any series;

     o to evidence and provide for the acceptance of an appointment by a successor trustee with respect to one or more series of the securities and to change any provision of the indenture to accommodate the administration of trusts under the indenture by more than one trustee; and

     o to provide for uncertificated securities in addition to or in place of certificated securities.

         The indenture also permits us and the trustee, with the consent of the holders of a majority in principal amount of the notes voting as a class, to add any provisions to or change or eliminate any of the provisions of the indenture or to modify the rights of the holders of notes, provided, however, that, without the consent of the holder of each of the notes so affected, no such amendment may:

     o reduce the principal amount, or extend the stated maturity, of any notes;

     o reduce the redemption price, purchase price or Fundamental Change purchase price of any notes;

     o    make any change that adversely affects the right to convert any notes;

     o except as otherwise provided in this prospectus and in the indenture, alter the manner or rate of accrual of interest on any notes or extend the time for payment of interest on any notes;

     o    reduce the amount of principal payable upon acceleration of maturity;

     o change the place of payment where, or the currency in which, the notes are payable;

     o reduce the percentage in principal amount of affected notes the consent of whose holders is required for amendment of the indenture or for waiver of compliance with some provisions of the indenture or for waiver of some defaults;

     o change our obligation with respect to the redemption provisions of the indenture in a manner adverse to the holder;

     o modify the provisions relating to waiver of some defaults or any of the provisions relating to amendment of the indenture except to increase the percentage required for consent or to provide that some other provisions of the indenture may not be modified or waived; or

     o impair the right to institute suit for the enforcement of any payment due under the notes.

         The holders of a majority in principal amount of the outstanding notes may waive compliance by us with certain restrictive provisions of the indenture. The holders of a majority in principal amount of the outstanding notes may also waive certain past defaults under the indenture. See "--Events of Default."

Discharge

         We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or upon conversion or otherwise, cash or shares of common stock sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Calculations in Respect of Notes

         We will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the market prices of our common stock, accrued interest payable on the notes and the conversion price of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on you. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to you upon your request.

Governing Law

         The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law rules of that state.

Trustee

         The Bank of New York is the trustee, security registrar, paying agent and conversion agent.

         If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of its own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any notes only after those holders have offered the trustee indemnity reasonably satisfactory to it.

         If the trustee is one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on some property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign. The Bank of New York is currently serving as the trustee under other indentures governing our debt issuances and is a lender under one of our revolving credit facilities.

Form, Exchange, Registration and Transfer

         We issued the notes in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the notes. We may, however, require the payment of any tax or other governmental charge payable for that registration.

         The notes will be exchangeable for other notes, for the same total principal amount and for the same terms but in different authorized denominations in accordance with the indenture. You may present notes for conversion, registration of transfer and exchange at the office maintained by us for such purpose in The City of New York, which will initially be the office or agency of the trustee. The security registrar may require you, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture.

         We have appointed the trustee as security registrar for the notes. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the notes.

         In the case of any redemption, the security registrar will not be required to register the transfer or exchange of any notes:

     o during a period of 15 days before any selection of notes for redemption;

     o if the notes have been called for redemption in whole or in part, except the unredeemed portion of any notes being redeemed in part; or

     o in respect of which a purchase notice has been given and not withdrawn, except the portion of the note not purchased of any note being purchased in part.

         The registered holder of a note will be treated as the owner of it for all purposes.

Payment and Paying Agent

         Payments on the notes will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to your registered address or, with respect to global notes, by wire transfer. We will make interest payments to the person in whose name the notes are registered at the close of business on the record date for the interest payment. We will make any contingent interest payments to the person in whose name the notes are registered at the close of business on the record date for the related common stock dividend.

         The trustee has initially been designated as our paying agent for payments on notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will maintain at least one paying agent in the City of New York.

         Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent must pay to us upon written request any money or property held by them for payments on the notes that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Notices

         Except as otherwise described herein, notice to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Replacement of Notes

         We will replace any notes that become mutilated, destroyed, stolen or lost at your expense upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to the trustee and us. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at your expense before a replacement note will be issued.

Payment of Stamp and Other Taxes

         We will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

Book-Entry System

         The notes are evidenced by fully registered global securities (the "global securities"). The global securities were deposited on March 13, 2003 on behalf of The Depository Trust Company ("DTC"), and registered in the name of Cede & Co., as nominee of DTC. Upon resale of the notes in accordance with the registration statement of which this prospectus forms a part, beneficial interests in the global securities will be transferred from one or more restricted global securities to one or more unrestricted global securities. Owners of beneficial interests in the notes represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the notes, in accordance with the procedures and practices of DTC.

         If you purchase notes in offshore transactions in reliance on Regulation S under the Securities Act, you may hold your interest in a global security directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), and Clearstream Banking, societe anonyme ("Clearstream"), if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the global securities on behalf of their participants through their respective depositaries, which in turn will hold such interests in the global securities in customers' securities accounts in the depositaries' names on the books of DTC.

         Upon the issuance of a global security, DTC credits on its book-entry registration and transfer system the accounts of persons designated by the initial purchaser with the respective principal amounts of the notes represented by the global security. Ownership of beneficial interests in a global security is limited to persons that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in a global security are shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

         So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, is considered the sole owner or holder of the notes represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security are not entitled to have notes represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and are not considered the owners or holders thereof under the indenture. Principal and interest payments, if any, on notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. Neither we, the trustee, any paying agent or the security registrar for the notes will have any responsibility or liability for any aspect of the records relating to nor payments made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

         We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants.

         Unless and until they are exchanged in whole or in part for notes in definitive form, the global securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

         Transfers between participants in DTC are effected in the ordinary way in accordance with DTC rules and are settled in same-day funds. Transfers between participants in Euroclear and Clearstream are effected in the ordinary way in accordance with their respective rules and operating procedures.

         Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, are effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

         Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global securities from a DTC participant is credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transactions interests in the global securities settled during such processing day is reported to the relevant Euroclear or Clearstream participant on that day. Cash received by Euroclear or Clearstream as a result of sales of interests in the global securities by or through a Euroclear or Clearstream participant to a DTC participant is received with value on the DTC settlement date, but is available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

         If DTC at any time is unwilling or unable to continue as a depositary, defaults in the performance of its duties as depositary or ceases to be a clearing agency registered under the Exchange Act or other applicable statute or regulation, and a successor depositary is not appointed by us within 90 days, we will issue notes in definitive form in exchange for the global securities relating to the notes. In addition, we may at any time and in our sole discretion determine not to have the notes or portions of the notes represented by one or more global securities and, in that event, will issue individual notes in exchange for the global security or securities representing the notes. Further, if we so specify with respect to any notes, an owner of a beneficial interest in a global security representing the notes may, on terms acceptable to us and the depositary for the global security, receive individual notes in exchange for the beneficial interest. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of notes represented by the global security equal in principal amount to the beneficial interest, and to have the notes registered in its name. Notes so issued in definitive form will be issued as registered notes in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us.


                           DESCRIPTION OF COMMON STOCK

General

         We are incorporated in the State of Delaware. The rights of our stockholders are generally covered by Delaware law and our restated certificate of incorporation and by-laws. The terms of our common stock are therefore subject to Delaware law, including the Delaware General Corporation Law and the common and constitutional law of Delaware. Our restated certificate of incorporation and by-laws are filed as exhibits to the registration statement of which this prospectus forms a part and we encourage you to read them.

         We are authorized to issue up to 800,000,000 shares of common stock with a par value of $0.10 per share. As of April 30, 2003, there were 389,639,512 shares of common stock issued and outstanding. All outstanding shares of our common stock are fully paid and non-assessable. Our common stock is traded on the New York Stock Exchange under the symbol "IPG."

Certificates

         Our common stock is issued in registered form. Every holder of our common stock is entitled to a share certificate.

Meetings

         Meetings of our stockholders are held at least annually. Written notice must be mailed to each stockholder entitled to vote not less than ten nor more than 60 days before the date of the meeting. The presence in person or by proxy of the holders of record of a majority of our issued and outstanding shares entitled to vote at such meeting constitutes a quorum for the transaction of business at meetings of the stockholders. Special meetings of the stockholders may be called for any purpose by our board of directors and must be called by the chairman of the board of directors or the secretary upon a written request, stating the purpose of the meeting, submitted by a majority of the board of directors or by the holders of a majority of the outstanding shares of all classes of capital stock entitled to vote at the meeting.

Voting Rights

         Each share of common stock is entitled to one vote, and a majority of the votes cast with respect to a matter will be sufficient to authorize action upon that matter. The holders of our common stock may vote by proxy. Directors are elected by a majority of the votes cast. Stockholders do not have the right to cumulate their votes in the election of directors. For that reason, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

No Preemptive or Conversion Rights

         Our common stock will not entitle its holders to any preemption, redemption, conversion or other subscription rights.

Assets Upon Dissolution

         In the event of our liquidation, dissolution or winding-up holders of common stock would be entitled to receive proportionately any assets legally available for distribution to our shareholders with respect to shares held by them, subject to any prior or equal rights of any of our preferred stock then outstanding.

Distributions

         Holders of common stock will be entitled to receive ratably the dividends or distributions that our board of directors may declare out of funds legally available for these payments. The payment of distributions by us is subject to the restrictions of Delaware law applicable to the declaration of distributions by a corporation. Under Delaware law, a corporation may not pay a dividend out of net profits if the capital stock of the corporation is less than the stated amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of the corporation's assets. In addition, the payment of distributions to shareholders is subject to any prior or equal rights of outstanding preferred stock.

Dividend Policy

         No dividend was paid on March 15, 2003. Our future dividend policy will be determined on a quarter-by-quarter basis, will depend on earnings, financial condition, capital requirements and other factors and will be subject to the restrictions under the amended revolving credit facilities and note purchase agreements.

Transfers

         Our by-laws do not allow our board of directors to refuse to register transfer of shares.

Other Rights

         Holders of our common stock have no preemption, redemption, conversion or other subscription rights.

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

         This is a summary of United States federal income tax consequences relevant to a holder of notes, and where noted, the common stock issuable upon conversion of the notes. All references to "holders" (including U.S. Holders and Non-U.S. Holders) are to beneficial owners of notes. The discussion below deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, including, for example, financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax exempt entities, persons holding notes in a tax-deferred or tax-advantaged account, or persons holding notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes.

         Except where specifically indicated below, we do not address all of the tax consequences that may be relevant to a holder. In particular, we do not address:

          o the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of notes;

          o the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of notes;

          o U.S. Holders who hold the notes whose functional currency is not the United States dollar;

          o any state, local or foreign tax consequences of the purchase, ownership or disposition of notes; or

          o any federal, state, local or foreign tax consequences of owning or disposing of the common stock.

         Persons considering the purchase of notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

         This summary is based upon laws, regulations, rulings and decisions now in effect all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below. As a result, there is a possibility that the IRS will disagree with the tax characterizations and the tax consequences described below.

         We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes and the common stock in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the Notes

         We have been advised by our counsel, Cleary, Gottlieb, Steen & Hamilton, that the notes will be treated as indebtedness for United States federal income tax purposes and that the notes will be subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations). Moreover, pursuant to the terms of the indenture, we and each holder of notes agree, for United States federal income tax purposes, to treat the notes as debt instruments that are subject to the CPDI regulations with a "comparable yield" calculated in the manner described below.

U.S. Holders

         The following discussion is a summary of United States federal income tax consequences that will apply to you if you are a citizen or resident of the United States or a domestic corporation or a person who is otherwise subject to United States federal income tax on a net income basis in respect of the notes (a "U.S. Holder").

Accrual of Interest on the Notes

         Pursuant to the CPDI regulations, U.S. Holders are required to accrue interest income on notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders may be required to include interest in taxable income in each year in excess of any interest payments (whether fixed or contingent) actually received in that year.

         The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

          (1) the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

          (2)  divided by the number of days in the accrual period; and

          (3) multiplied by the number of days during the accrual period that the U.S. Holder held the notes.

         The issue price of the notes is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments previously made with respect to the notes.

         The term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a fixed-rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the notes. We have determined that the comparable yield for the notes is an annual rate of 8.75%, compounded semiannually.

         The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the notes. These payments set forth on the schedule must produce a total return on the notes equal to the comparable yield. The projected payment schedule includes both fixed coupon payments and estimated payments of contingent interest, as well as an estimate for a payment at maturity taking into account the fair market value of the common stock that might be paid upon a conversion of the notes.

         Pursuant to the terms of the indenture, each holder of notes has agreed to use the comparable yield and the schedule of projected payments as described above in determining its interest accruals, and the adjustments thereto described below, in respect of the notes. This comparable yield and the schedule of projected payments will be set forth in the indenture. You may also obtain the projected payment schedule by submitting a written request for such information to the address set forth under "Where You Can Find More Information."

         The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a holder's interest accruals and adjustments thereof in respect of the notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the notes.

         Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

      Adjustments to Interest Accruals on the Notes

         If, during any taxable year, a U.S. Holder receives actual payments with respect to the notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income. For this purpose, the payments in a taxable year include the fair market value of our common stock received in that year.

         If a U.S. Holder receives in a taxable year actual payments with respect to the notes that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any negative adjustment in excess of the amount described in (a) and (b) will be carried forward, as a negative adjustment to offset future interest income in respect of the notes or to reduce the amount realized on a sale, exchange or retirement of the notes.

      Sale, Exchange, Conversion or Redemption

         Upon the sale or exchange of a note, or the redemption of a note for cash, a U.S. Holder generally will recognize gain or loss. As described above, our calculation of the comparable yield and the schedule of projected payments for the notes includes the receipt of stock upon conversion as a contingent payment with respect to the notes. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a note, or upon the redemption of a note where we elect to pay in common stock, as a payment under the CPDI regulations. As described above, holders have agreed to be bound by our determination of the comparable yield and the schedule of projected payments.

         The amount of gain or loss on a taxable sale, exchange, conversion or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and (b) the U.S. Holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note will generally be equal to the U.S. Holder's original purchase price for the note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments that have been previously scheduled to be made in respect of the note (without regard to the actual amount paid). Gain recognized upon a sale, exchange, conversion or redemption of a note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the note is held for more than one year). The deductibility of net capital losses is subject to limitations.

         A U.S. Holder's tax basis in our common stock received upon a conversion of a note or upon a U.S. Holder's exercise of a put right that we elect to pay in common stock will equal the then current fair market value of such common stock. The U.S. Holder's holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

      Purchasers of Notes at a Price Other than Adjusted Issue Price

         If a U.S. Holder purchases a note in the secondary market for an amount that differs from the adjusted issue price of the notes at the time of purchase, that U.S. Holder will be required to accrue interest income on the note in accordance with the comparable yield even if market conditions have changed since the date of issuance. The regular rules for accruing bond premium, acquisition premium and market discount will not apply. Instead, a U.S. Holder must reasonably determine whether the difference between the purchase price for a note and the adjusted issue price of a note is attributable to a change in expectations as to the contingent amounts potentially payable in respect of the notes, a change in interest rates since the notes were issued, or both, and allocate the difference accordingly.

         If the purchase price of a note is less than its adjusted issue price, a positive adjustment will result, increasing the amount of interest (or decreasing the amount of ordinary loss) that a U.S. Holder would otherwise accrue and include in income each year and upon redemption or maturity in accordance with the U.S. Holder's reasonable allocation of the difference to interest and to contingent amounts, as discussed above. If the purchase price is more than the adjusted issue price of a note, a negative adjustment will result, decreasing the amount of interest that a U.S. Holder must include in income each year (or increasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule. To the extent that an adjustment is attributable to a change in interest rates, it must be reasonably allocated to the daily portions of interest over the remaining term of the notes. Any positive or negative adjustment that a U.S. Holder is required to make if the U.S. Holder purchases the notes at a price other than the adjusted issue price will increase or decrease, respectively, that U.S. Holder's tax basis in the notes.

         U.S. Holders will receive Forms 1099-OID reporting interest accruals on their notes. Those forms will not, however, reflect the effect of any positive or negative adjustments resulting from a U.S. Holder's purchase of a note in the secondary market at a price that differs from its adjusted issue price on the date of purchase. U.S. Holders are urged to consult their tax advisors as to whether, and how, the adjustments should be made to the amounts reported on any Form 1099-OID.

      Constructive Dividends

         If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes is increased, such increase might be deemed to be the payment of a taxable dividend to holders of the notes.

         For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend would generally result in deemed dividend treatment to holders of the notes, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock will not.

         Generally, constructive dividends in respect of the notes, if any, described above, would be taxed at normal rates applicable to ordinary income and would not be eligible for the reduced rate of taxation generally applicable to dividend income under the new U.S. tax legislation discussed immediately below.

      New Tax Law Applicable to Investment in Common Stock Issued Upon Conversion of the Notes

         Under recently-enacted tax legislation, dividends received on our common stock issued upon conversion of the notes by individual U.S. Holders, and long-term capital gain realized by individual U.S. Holders in respect of our common stock issued upon conversion of the notes, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2008. For these purposes, long-term capital gain is gain realized in respect of a capital asset in which the taxpayer has a holding period of greater than one year. The rate reduction does not apply to dividends received in respect of certain short-term or hedged positions in the common stock or to dividends to the extent the individual U.S. Holder elects to treat the dividends as "investment income," which may be offset against interest expense. Investors are advised to consult their tax advisors regarding the implications of these rules in light of their particular circumstances.

      Backup Withholding Tax and Information Reporting

         Payments of principal, premium, if any, and interest (including original issue discount) on, and the proceeds of dispositions of, the notes may be subject to information reporting and United States federal backup withholding tax if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld will be allowed as a credit against such U.S. Holder's United States federal income tax liability.

Non-U.S. Holders

         The following is a summary of United States federal tax consequences that will apply to you if you are a Non-U.S. Holder of the notes or shares of common stock. The term "Non-U.S. Holder" means a beneficial owner of a note or shares of common stock that is not a U.S. Holder.

         Non-U.S. Holders should consult their own tax advisors to determine the United States federal, state, local and foreign tax consequences that may be relevant to them.

      Payments with Respect to the Notes

         Payments of contingent interest made to Non-U.S. Holders that are based on the cash dividends paid by us will not be exempt from United States federal income or withholding tax and, therefore, Non-U.S. Holders will be subject to withholding on such payment of contingent interest at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI (or successor form) from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United State trade or business (or, where a tax treaty applies, are attributable to a United States permanent establishment).

         All other payments on the notes made to a Non-U.S. Holder, including payments of stated interest, a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the notes (other than gain attributable to accrued contingent interest payments), will be exempt from United States income or withholding tax, provided that:

          (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

          (ii) the beneficial owner of a note certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements;

         (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are attributable to a United States permanent establishment); and

          (iv) the notes and common stock are actively traded within the meaning of section 871(h)(4)(C)(v)(1) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE).

         If a Non-U.S. Holder of the notes is engaged in a trade or business in the United States, and if interest on the notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale, exchange, conversion or redemption of the notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

      Payments on Common Stock and Constructive Dividends

         Any dividends paid to a Non-U.S. Holder with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock be issued upon conversion, see "Constructive Dividends" above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates and may be eligible for the reduced tax rates applicable to dividends under the recently-enacted legislation discussed above under the heading "--U.S. Holders - New Tax Law Applicable to Investment in Common Stock Issued Upon Conversion of the Notes." Such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order for effectively connected income to be exempt from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, it may be subject to the branch profits tax described in the preceding paragraph.

      Sale, Exchange or Redemption of Shares of Common Stock

         Any gain realized upon the sale, exchange, or redemption of a share of common stock generally will not be subject to United States federal income tax unless:

          o That gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, or

          o The Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met.

      Backup Withholding Tax and Information Reporting

         In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to payments made by us with respect to the notes if the Non-U.S. Holder has provided us with an IRS Form W-8BEN described above and we do not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of notes made within the United States or conducted through certain United States financial intermediaries if the payor receives that statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person or the Non-U.S. Holder otherwise establishes an exemption.

                             SELLING SECURITYHOLDERS

         The notes were originally issued by us and sold to J.P. Morgan Securities Inc., Salomon Smith Barney Inc., UBS Warburg LLC, HSBC Securities
(USA) Inc., Morgan Stanley & Co. Incorporated, Barclays Capital Inc., ING Financial Markets LLC and SunTrust Capital Markets, Inc. (the "Initial Purchasers") and resold by the Initial Purchasers in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchasers to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act and outside the United States to non-United States persons in accordance with Regulation S under the Securities Act. The selling securityholders, including their transferees, pledgees, donees, assignees or successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of common stock issued upon conversion of the notes.

         Selling securityholders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. Any profits realized by the selling securityholders may be deemed to be underwriting commissions.

         The table below sets forth the name of each selling securityholder, the principal amount of notes that each selling securityholder owns and may offer pursuant to this prospectus and the number of shares of common stock into which those notes are convertible. Unless set forth below, to the best of our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding common stock.

         We have prepared the table below based on information received from the selling securityholders on or prior to June 17, 2003. However, any or all of the notes or shares of common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of notes or shares of common stock that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented.

         Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements to this prospectus. From time to time, additional information concerning ownership of the notes and shares of common stock may rest with certain holders of the notes not named in the table below and of whom we are unaware.

                                                                                  Number of
                                 Aggregate Principal                              Shares of
                                 Amount of Notes That       Percentage          Common Stock         Percentage of
                                 Are Owned and May Be        of Notes            That May Be         Common Stock
Name                                     Sold               Outstanding            Sold(1)          Outstanding(2)
-------------------              --------------------       -----------         ------------        --------------

AIG DKR SoundShore Strategic         3,000,000                   *                241,545                  *
     Holding Fund Ltd.
Akela Capital Master Fund, Ltd       6,000,000                   *                483,091                  *
Allstate Insurance Company(6)        1,250,000                   *                100,644                  *
Allstate Life Insurance              1,250,000                   *                100,644                  *
     Company(6)
Alpine Associates(5)                 4,850,000                   *                390,499                  *
Alpine Partners, L.P.(5)               650,000                   *                 52,334                  *
Alta Partners Holdings LDC          30,000,000                3.75              2,415,459                  *
Alta Partners Investment             6,000,000                   *                483,091                  *
     Grade Holdings LTD
Amaranth LLC(6)                     12,750,000                1.59              1,026,570                  *
American Fidelity Assurance            275,000                   *                 22,141                  *
     Company
Arbco Associates, L.P.(6)              500,000                   *                 40,257                  *
Arbitex Master Fund, L.P.(6)         3,500,000                   *                281,803                  *
Argent Classic Convertible           2,700,000                   *                217,391                  *
     Arbitrage Fund (Bermuda)
     Ltd.
Argent Classic Convertible           1,300,000                   *                104,669                  *
     Arbitrage Fund L.P.(5)
Argent LowLev Convertible              300,000                   *                 24,154                  *
     Arbitrage Fund LLC
Argent LowLev Convertible            1,500,000                   *                120,772                  *
     Arbitrage Fund Ltd.
Aventis Pension Master Trust           120,000                   *                  9,661                  *
Banc of America Securities           2,000,000                   *                161,030                  *
     LLC(5)
Bank Austria Cayman                  4,200,000                   *                338,164                  *
     Islands, LTD
B.G.I. Global Investors c/o            410,000                   *                 33,011                  *
     Forest Investment Mngt.
     L.L.C.
BNP Paribas Equity                   2,540,000                   *                204,508                  *
     Strategies, SNC(6)
BP Amoco PLC Master Trust              672,000                   *                 54,106                  *
CALAMOS(R)Market Neutral Fund        3,000,000                   *                241,545                  *
     - CALAMOS(R) Investment
     Trust
Canyon Capital Arbitrage             9,000,000                1.13                724,637                  *
     Master Fund, Ltd. (6)
Canyon Value Realization Fund       12,300,000                1.54                990,338                  *
     (Cayman), Ltd.(6)
Canyon Value Realization             4,500,000                   *                362,318                  *
     Fund, L.P.(6)
Canyon Value Realization Mac         1,800,000                   *                144,927                  *
     18, Ltd. (RMF)(6)
Citicorp Life Insurance                 26,000                   *                  2,093                  *
     Company(6)
Citigroup Global Markets Inc.        3,696,000                   *                297,584                  *
     (former Salomon Smith
     Barney Inc.)(5)
City of Birmingham Retirement          750,000                   *                 60,386                  *
     & Relief System
City of Knoxville Pension              140,000                   *                 11,272                  *
     System
CNH CA Master Account, L.P.          1,000,000                   *                 80,515                  *
Context Convertible Arbitrage          850,000                   *                 68,438                  *
     Fund, LP(5)
Context Convertible Arbitrage        1,050,000                   *                 84,541                  *
     Offshore Ltd.
Continental Assurance Company          900,000                   *                 72,463                  *
     on Behalf of its
     Separate Account (E) (6)
Continental Casualty                 7,200,000                   *                579,710                  *
     Company(6)
Convertible Securities Fund(6)          20,000                   *                  1,610                  *
CooperNeff Convertible               2,098,000                   *                168,921                  *
     Strategies (Cayman)
     Master Fund, L.P.
Credit Suisse First Boston           4,550,000                   *                366,344                  *
     LLC(5)
DeAm Convertible Arbitrage           2,500,000                   *                201,288                  *
     Fund Ltd.(6)
Delta Airlines Master Trust            700,000                   *                 56,360                  *
Dorinco Reinsurance Company            400,000                   *                 32,206                  *
Family Service Life Insurance          100,000                   *                  8,051                  *
     Co.(6)
Farbitrage Partners(6)                 500,000                   *                 40,257                  *
Farmington Casualty Company            219,000                   *                 17,632                  *
Forest Fulcrum Fund LLP(5)           3,330,000                   *                268,115                  *
Forest Global Convertible           14,920,000                1.87              1,201,288                  *
     Fund Series A-5
Forest Multi-Strategy Master           510,000                   *                 41,062                  *
     Fund SPC, on behalf of
     Series F, Multi-Strategy
     Segregated Portfolio
Genesee County Employees'              325,000                   *                 26,167                  *
     Retirement System
Grace Convertible Arbitrage          7,000,000                   *                563,607                  *
     Fund, Ltd.(6)
Greek Catholic Union of the             25,000                   *                  2,012                  *
     USA
Guardian Life Insurance Co.(6)       3,400,000                   *                273,752                  *
Guardian Pension Trust(6)              510,000                   *                 40,257                  *
Guggenheim Portfolio Co.             1,633,000                   *                131,481                  *
     XV, LLC
Hadron Fund, LP                        500,000                   *                 40,257                  *
HBK Master Fund L.P.(6)             12,000,000                1.75                966,183                  *
HFR CA Select Fund                     500,000                   *                 40,257                  *
Hotel Union & Hotel Industry           297,000                   *                 23,913                  *
     of Hawaii Pension Plan
ING Convertible Fund(5)                992,000                   *                 79,871                  *
ING VP Convertible                       8,000                   *                    644                  *
     Portfolio(5)
Jefferies & Company Inc.(6)             12,000                   *                    966                  *
Kayne Anderson Capital Income        1,000,000                   *                 80,515                  *
     Partners (QP) L.P.(6)
KBC Financial Products               6,500,000                   *                523,349                  *
     (Cayman Islands) Ltd.(6)
KBC Financial Products USA             258,000                   *                 20,772                  *
     Inc.(5)
KD Convertible Arbitrage Fund        2,000,000                   *                161,030                  *
     L.P.(6)
Knoxville Utilities Board               60,000                   *                  4,830                  *
     Retirement System
LLT Limited                            380,000                   *                 30,595                  *
Lyxor Master Fund c/o Forest         1,630,000                   *                131,239                  *
     Investment Mngt. L.L.C.
Lyxor Master Fund Ref:                 400,000                   *                 32,206                  *
     Argent/LowLev CB c/o
     Argent
Macomb County Employees'               150,000                   *                 12,077                  *
     Retirement System
Managed Assets Trust                   250,000                   *                 20,128                  *
McMahan Securities Co. L.P.(5)       5,000,000                   *                402,576                  *
Merrill Lynch, Pierce, Fenner       20,600,000                 2.58             1,658,615                  *
     & Smith Incorporated(5)
MFS Total Return Fund, a             2,970,000                   *                239,130                  *
     Series of Trust V
Mill River Master Fund L.P.(6)       1,500,000                   *                120,772                  *
Morgan Stanley Dean Witter           1,750,000                   *                140,901                  *
     Convertible Securities
     Trust(6)
National Benefit Life                   15,000                   *                  1,207                  *
     Insurance Company(6)
Nations Convertible                  1,980,000                   *                159,420                  *
     Securities Fund(6)
Nisswa Master Fund Ltd               2,000,000                   *                161,030                  *
Nomura Securities INTL Inc.(5)      16,000,000                2.00              1,288,244                  *
Oppenheimer Convertible              3,000,000                   *                241,545                  *
     Securities Fund(6)
Pacific Life Insurance Company         250,000                   *                 20,128                  *
Partners Group Alternative             100,000                   *                  8,051                  *
     Strategies PCC, Ltd.
Pioneer High Yield Fund(6)           9,000,000                1.13                724,637                  *
Pioneer U.S. High Yield Corp.        1,000,000                   *                 80,515                  *
     Bond Sub Fund(6)
Primerica Insurance Company(6)         610,000                   *                 49,114                  *
Prisma Foundation                       40,000                   *                  3,220                  *
Ramius Capital Group(6)                934,000                   *                 75,201                  *
Ramius, LP                             280,000                   *                 22,544                  *
Ramius Master Fund, LTD              8,283,000                1.03                666,908                  *
Ramius Partners II, LP                 280,000                   *                 22,544                  *
RBC Alternative Assets LP c/o          390,000                   *                 31,400                  *
     Forest Investment Mngt.
     L.L.C.
RCG Baldwin, LP                        933,000                   *                 75,120                  *
RCG Halifax Master Fund, LTD         1,680,000                   *                135,265                  *
RCG Latitude Master Fund, LTD        8,564,000                1.07                689,533                  *
RCG Multi Strategy Master              560,000                   *                 45,088                  *
     Fund, LTD
Relay II Holdings c/o Forest           190,000                   *                 15,297                  *
     Investment Mngt. L.L.C.
S.A.C. Capital Associates, LLC       5,000,000                   *                402,576                  *
Sagamore Hill Hub Fund Ltd.          8,000,000                1.00                644,122                  *
Salomon Brothers Asset               4,200,000                   *                338,164                  *
     Management, Inc.(6)
San Diego County Employees           1,200,000                   *                 96,618                  *
     Retirement Association
SCI Endowment Care Common               20,000                   *                  1,610                  *
     Trust Fund - First Union
SCI Endowment Care Common               90,000                   *                  7,246                  *
     Trust Fund - National
     Fiduciary Services
SCI Endowment Care Common               30,000                   *                  2,415                  *
     Trust Fund - Suntrust
Silverback Master, LTD               8,000,000                1.00                644,122                  *
Singlehedge U.S. Convertible           402,000                   *                 32,367                  *
     Arbitrage Fund
Southern Farm Bureau Life              750,000                   *                 60,386                  *
     Insurance Company
Sphinx Convertible Arb Fund            231,000                   *                 18,599                  *
     SPC
Sphinx Convertible Arbitrage           100,000                   *                  8,051                  *
     c/o Forest Investment
     Mngt. L.L.C.
SPT                                    500,000                   *                 40,257                  *
Sterling Invest Co(6)                2,000,000                   *                161,030                  *
Sturgeon Limited                       360,000                   *                 28,985                  *
Sunrise Partners Limited            22,000,000                2.75              1,771,336                  *
     Partnership(6)
Tempo Master Fund LP                 6,500,000                   *                523,349                  *
The California Wellness                200,000                   *                 16,103                  *
     Foundation
The Dow Chemical Company             1,350,000                   *                108,695                  *
     Employees' Retirement
     Plan
The Fondren Foundation                  75,000                   *                  6,038                  *
The Northwesten Mutual Life          6,000,000                   *                483,091                  *
     Insurance Company -
     General Account(6)
The Northwestern Mutual Life           500,000                   *                 40,257                  *
     Insurance Company -
     Group Annuity Separate
     Account(6)
The Phoenix Insurance Company          388,000                   *                 31,239                  *
The Standard Fire Insurance            354,000                   *                 28,502                  *
     Company
The Travelers Casualty &               263,000                   *                 21,175                  *
     Surety Company
The Travelers Casualty &               238,000                   *                 19,162                  *
     Surety Company of
     Illinois
The Travelers Insurance              1,106,000                   *                 89,049                  *
     Company - Life(6)
The Travelers Insurance                 57,000                   *                  4,589                  *
     Company Separate Account
     TLAC(6)
The Travelers Life & Annuity            74,000                   *                  5,958                  *
     Company(6)
Topanga XI(6)                        2,400,000                   *                193,236                  *
Travelers Series Trust                 400,000                   *                 32,206                  *
     Convertible Bond
     Portfolio
Tribeca Investments, Ltd.           12,000,000                1.50                966,183                  *
UBS AG London f/b/o                    783,000                   *                 63,043                  *
     Derivative Trading(6)
UBS AG London Prime Broker(6)       11,247,000                1.41                905,555                  *
UBS Warburg LLC(5)                  21,518,000                2.69              1,732,528                  *
UFJ Investments Asia Limited         5,000,000                   *                402,576                  *
Union Carbide Retirement               600,000                   *                 48,309                  *
     Account
United Food and Commercial             250,000                   *                 20,128                  *
     Workers Local 1262 and
     Employers Pension Fund
Univar USA Inc. Retirement             150,000                   *                 12,077                  *
     Plan
Van Kampen Harbor Fund(5)            1,000,000                   *                 80,515                  *
Viacom Inc Pension Plan                 24,000                   *                  1,932                  *
     Master Trust
Wachovia Securities                 18,000,000                2.25              1,449,275                  *
     International LTD.(6)
Windmill Master Fund LP             11,000,000                1.38                885,668                  *
Wolverine Asset Management,          5,000,000                   *                402,576                  *
LLC(6)
Xavex Convertible                      653,000                   *                 52,576                  *
     Arbitrage # 5
Xavex Risk Arbitrage Fund 2            100,000                   *                  8,051                  *
Zazove Convertible Arbitrage         2,800,000                   *                225,442                  *
     Fund, L.P.
Zazove Hedged Convertible            2,500,000                   *                201,288                  *
     Fund L.P.
Zazove Income Fund L.P.              1,750,000                   *                140,901                  *
Zurich Institutional                 2,750,000                   *                221,417                  *
     Benchmarks Master Fund
     LTD.
Zurich Institutional                 1,764,000                   *                142,028                  *
     Benchmarks Master Fund
     Ltd. c/o SSI Investment
     Management Inc.(6)
Zurich Institutional                   100,000                   *                  8,051                  *
     Benchmark Master Fund
     c/o Argent
Zurich Master Hedge Fund c/o           640,000                   *                 51,529                  *
     Forest Investment Mngt.
     L.L.C.
All other holders of notes or      338,018,000               42.25             27,215,620               6.98
     future transferees,
     pledgees, donees,
     assignees or successors
     of any holders(3)(4)
Total.......................       800,000,000                 100             64,412,240              16.53
                                   ===========                 ===             ==========              =====


-----------------------------
*    Less than one percent (1%).
(1)  Assumes conversion of all of the holder's notes at a conversion rate of
     80.5153 shares of common stock per $1,000 principal amount of notes. This conversion rate is subject to adjustment, however, as described under "Description of the Notes--Conversion Rights." As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.
(2) Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 389,639,512 shares of common stock outstanding as of April 30, 2003. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's 4.50% notes, but we did not assume conversion of any other holder's notes.
(3) Information about other selling securityholders will be set forth in prospectus supplements, if required.
(4) Assumes that any other holders of notes, or any future pledgees, donees, assignees, transferees or successors of or from any other holders of notes, do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.
(5)  This selling securityholder is a broker-dealer.
(6)  This selling securityholder is an affiliate of a broker-dealer.

                              PLAN OF DISTRIBUTION

         We are registering the notes and shares of common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the shares of common stock covered by this prospectus.

         We will not receive any of the proceeds from the offering of notes or the shares of common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the notes and shares of common stock beneficially owned by them and offered hereby from time to time:

          o    directly; or

          o through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts or commissions or agent's commissions from the selling securityholders or from the purchasers of the notes and common stock for whom they may act as agent.

         The notes and the common stock may be sold from time to time in one or more transactions at:

          o    fixed prices;

          o    prevailing market prices at the time of sale;

          o    varying prices determined at the time of sale; or

          o    negotiated prices.

         These prices will be determined by the holders of the securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling securityholders from the sale of the notes or shares of common stock offered by them hereby will be the purchase price of the notes or shares of common stock less discounts and commissions, if any.

         The sales described in the preceding paragraph may be effected in transactions:

          o on any national securities exchange or quotation service on which the notes and common stock may be listed or quoted at the time of sale, including the NYSE in the case of the common stock;

          o    in the over-the-counter market;

          o in transactions otherwise than on those exchanges or services or in the over-the-counter market; or

          o    through the writing of options.

         These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

         In connection with the sales of the notes and the shares of common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the notes and the shares of common stock, short and deliver notes and the shares of common stock to close out the short positions, or loan or pledge notes and the shares of common stock to broker-dealers that in turn may sell the notes and the shares of common stock.

         To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the shares of common stock by the selling securityholders. Selling securityholders may decide not to sell any of the notes and the shares of common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the notes and the shares of common stock by other means not described in this prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. Securities covered by this prospectus may also be sold to non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act rather than pursuant to this prospectus.

         The outstanding shares of common stock are listed for trading on the NYSE under the symbol "IPG."

         The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the notes or the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the notes or the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions.

         Each of the selling securityholders that is a registered broker-dealer or an affiliate of a registered broker-dealer has represented to us, and by its use of this prospectus repeats such representation to you, that it purchased its notes in the ordinary course of business and at the time of such purchase had no direct or indirect agreements or understandings with any person to distribute such notes or common shares issuable upon conversion of such notes.

         The notes were issued and sold in March 2003 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchasers to be "qualified institutional buyers," as defined by Rule 144A under the Securities Act, and outside the United States to non-United States persons in accordance with Regulation S under the Securities Act. We have agreed to indemnify each selling securityholder (including the Initial Purchasers), and each selling securityholder's directors, officers, employees, affiliates, agents and each person, if any, who controls that selling securityholder within the meaning of either the Securities Act or the Exchange Act. Each selling securityholder (including the Initial Purchasers) has agreed to indemnify us, our directors, each of our officers who has signed this registration statement and each person, if any, who controls us within the meaning of either the Securities Act or the Exchange Act, against, or contribute to payments that may be required because of, specified liabilities arising under the Securities Act, the Exchange Act or other applicable law.

         The selling securityholders and any other person participating in a distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying shares of common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying shares of common stock to engage in market-making activities with respect to the particular notes and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the notes and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying shares of common stock.

         We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earlier of:

          o the second anniversary of the date of initial issuance of the notes; or

          o the date on which all notes and the underlying shares of common stock are disposed of in accordance with the registration statement to which this prospectus relates.

         We will be permitted to suspend the availability of the shelf registration statement and this prospectus during specified periods (not to exceed 120 days in the aggregate in any 12 month period) in specified circumstances, including circumstances relating to pending corporate developments, in our discretion. In these cases, we may prohibit offers and sales of notes and shares of common stock pursuant to the registration statement to which this prospectus relates.

         Prior to the private placement, there was no trading market for the notes. Although the broker dealers that acted as initial purchasers when the notes were originally issued have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may discontinue market-making activities at any time without notice. In addition, their market-making activities will be subject to limits imposed by the Securities Act and the Exchange Act and may be limited during the pendency of this shelf registration statement. Although the notes issued in the initial placement are eligible for trading on the PORTAL Market, Notes sold using this prospectus will no longer be eligible for trading in the PORTAL system. We have not listed, and do not intend to list, the notes on any securities exchange or automated quotation system. We cannot assure you that any market for the notes will develop or be sustained. If an active market is not developed or sustained, the market price and liquidity of the notes may be adversely affected.

                             VALIDITY OF SECURITIES

         The validity of the notes offered hereby and the shares of common stock issuable upon conversion of the notes has been passed upon for Interpublic by Nicholas J. Camera, Esq., Senior Vice President, General Counsel and Secretary of Interpublic.

                                     EXPERTS

         The consolidated financial statements incorporated in this prospectus by reference to Interpublic's Annual Report on Form 10-K, except as they relate to Deutsch, Inc. and subsidiary and affiliates as of and for the year ended December 31, 2000, and True North Communications Inc. as of and for the year ended December 31, 2000, have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Deutsch, Inc. and subsidiary and affiliates, and True North Communications Inc., by J.H. Cohn LLP, and Arthur Andersen LLP, respectively, independent accountants, whose reports thereon have been incorporated in this prospectus. The financial statements have been incorporated in reliance on the reports of these independent accountants given on the authority of these firms as experts in accounting and auditing. The Report of Arthur Andersen LLP is a copy of the report previously issued by that entity and has not been reissued by it.

         Arthur Andersen has informed us that it can no longer provide any consent to the incorporation by reference of its reports into our existing or future registration statements. Arthur Andersen has been found guilty of certain federal obstruction of justice charges. Events arising in connection with this conviction and related matters are reasonably likely to materially and adversely affect the ability of Arthur Andersen to satisfy any claims that may be made by investors or by us with respect to its audit reports and the related financial data included in our annual reports and incorporated by reference into this registration statement. Additionally, because Arthur Andersen is unable to provide us with a consent for the inclusion of its reports, investors may not be able to sue Arthur Andersen pursuant to Section 11 of the Securities Act, and rights of recovery under that section may be limited.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         We are paying all of the selling securityholders' expenses related to this offering, except that the selling securityholders will pay any applicable underwriting and broker's commissions and expenses. The following table sets forth the approximate amount of fees and expenses payable by us in connection with this registration statement and the distribution of the notes and shares of common stock registered hereby. All of the amounts shown are estimates except the SEC registration fee.

SEC registration fee..................................................$93,268
Accountant's Fees and Expenses..........................................7,500
Attorneys' Fees and Expenses..........................................125,000
Printing and engraving expenses.........................................4,250
         Total.......................................................$230,018
                                                                     ========

Item 15. Indemnification of Directors and Officers.

         Section 145 of Title 8 of the General Corporation Law of the State of Delaware ("GCL") gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed by the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The same Section also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses which the Court of Chancery or such other court shall deem proper. Section 145 of the GCL further provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

         The Registrant's by-laws contain specific authority for indemnification by the Registrant of current and former directors, officers, employees or agents of the Registrant on terms that have been derived from Section 145 of Title 8 of the GCL.

Item 16. Exhibits.

         The following is a list of all exhibits filed as a part of this registration statement on Form S-3, including those incorporated in this registration statement by reference.

Exhibit
Number                            Description of Exhibits
------                            -----------------------

2.1 Stock Purchase Agreement by and between Taylor Nelson Sofres PLC and the Registrant, dated as of May 14, 2003, is incorporated by reference to the Registrant's Report on Form 8-K filed June 18, 2003 (File Number 001-06686; Film Number 03748904).

4.1 Restated Certificate of Incorporation of the Registrant, as amended, is incorporated by reference to the Registrant's Report on Form 10-Q for the quarter ended June 30, 1999 (File Number 001-06686).

4.2 Bylaws of the Registrant, amended as of February 19, 1991, are incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990 (File Number 001-06686).

4.3 Senior Debt Indenture dated as of October 20, 2000 between the Registrant and The Bank of New York, as Trustee (incorporated by reference to Exhibit
      99.1 to the Registrant's Current Report on Form 8-K filed October 24, 2000 (File Number 001-06686; Film Number 744846)).

4.4 Third Supplemental Indenture dated as of March 13, 2003 between the Registrant and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed March 18, 2003 (File Number 001-06686; Film Number 03607631)).

4.5   Form of 4.50% Convertible Senior Notes Due 2023 (included in Exhibit 4.4).

4.6 Registration Rights Agreement dated as of March 13, 2003 between the Registrant and Salomon Smith Barney Inc., J.P. Morgan Securities Inc. and UBS Warburg LLC, as representative of the initial purchasers named therein (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed March 18, 2003 (File Number 001-06686; Film Number 03607631)).

5.1* Opinion of Nicholas J. Camera, Esq., Senior Vice President, General Counsel and Secretary of the Registrant.

8.1* Opinion of Cleary, Gottlieb, Steen & Hamilton as to certain U.S. federal income tax matters.

12.1* Statement of Computation of Ratio of Earnings to Fixed Charges.

23.1* Consent of Nicholas J. Camera, Esq., Senior Vice President, General
      Counsel and Secretary of the Registrant (included in Exhibit 5.1).

23.2* Consent of Cleary, Gottlieb, Steen & Hamilton (included in Exhibit 8.1).

23.3* Consent of PricewaterhouseCoopers LLP.

23.4* Consent of J.H. Cohn LLP.

24.1  Power of Attorney (included on signature pages of this Part II).

25.1* Statement of Eligibility on Form T-1 under the Trust Indenture Act of
      1939, as amended, of The Bank of New York under the Indenture.

-------------
*     Filed herewith.


Item 17. Undertakings.

         (a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to the information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in this prospectus, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered in this prospectus, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to its articles, bylaws or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 18, 2003.

                                   THE INTERPUBLIC GROUP OF
                                   COMPANIES, INC.


                                   By: /s/ Nicholas J. Camera
                                       --------------------------------------
                                   Name:  Nicholas J. Camera
                                   Title: Senior Vice President, General Counsel
                                          and Secretary



                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints David A. Bell, Sean F. Orr and Nicholas J. Camera or any of them his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agent, proxy and attorney-in-fact full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement and power of attorney have been signed by the following persons in the capacities and on the dates indicated.

                                                           Title                               Date

/s/ David A. Bell
---------------------------                Chairman of the Board, President             June 18, 2003
David A. Bell                              and Chief Executive Officer
                                           (Principal Executive Officer) and Director

/s/ Sean F. Orr
---------------------------                Executive Vice President, Chief
Sean F. Orr                                Financial Officer (Principal                 June 18, 2003
                                           Financial Officer) and Director

/s/ Richard P. Sneeder, Jr
---------------------------                Vice President and Controller                June 18, 2003
Richard P. Sneeder, Jr.                    (Principal Accounting Officer)

/s/ Frank J. Borelli
---------------------------                Director                                     June 18, 2003
Frank J. Borelli

/s/ Reginald K. Brack
---------------------------                Director                                     June 18, 2003
Reginald K. Brack

/s/ Jill M. Considine
---------------------------                Director                                     June 18, 2003
Jill M. Considine

/s/ John J. Dooner, Jr.
---------------------------                Director                                     June 18, 2003
John J. Dooner, Jr.

/s/ Richard A. Goldstein
---------------------------                Director                                     June 18, 2003
Richard A. Goldstein

/s/ H. John Greeniaus
---------------------------                Director                                     June 18, 2003
H. John Greeniaus

/s/ Michael I. Roth
---------------------------                Director                                     June 18, 2003
Michael I. Roth

/s/ J. Phillip Samper
---------------------------                Director                                     June 18, 2003
J. Phillip Samper


                                 EXHIBIT INDEX

Exhibit
Number                            Description of Exhibits
------                            -----------------------

2.1 Stock Purchase Agreement by and between Taylor Nelson Sofres PLC and the Registrant, dated as of May 14, 2003, is incorporated by reference to the Registrant's Report on Form 8-K filed June 18, 2003 (File Number 001-06686; Film Number 03748904).

4.1 Restated Certificate of Incorporation of the Registrant, as amended, is incorporated by reference to the Registrant's Report on Form 10-Q for the quarter ended June 30, 1999 (File Number 001-06686).

4.2 Bylaws of the Registrant, amended as of February 19, 1991, are incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990 (File Number 001-06686).

4.3 Senior Debt Indenture dated as of October 20, 2000 between the Registrant and The Bank of New York, as Trustee (incorporated by reference to Exhibit
      99.1 to the Registrant's Current Report on Form 8-K filed October 24, 2000 (File Number 001-06686; Film Number 744846)).

4.4 Third Supplemental Indenture dated as of March 13, 2003 between the Registrant and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed March 18, 2003 (File Number 001-06686; Film Number 03607631)).

4.5   Form of 4.50% Convertible Senior Notes Due 2023 (included in Exhibit 4.4).

4.6 Registration Rights Agreement dated as of March 13, 2003 between the Registrant and Salomon Smith Barney Inc., J.P. Morgan Securities Inc. and UBS Warburg LLC, as representative of the initial purchasers named therein (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed March 18, 2003 (File Number 001-06686; Film Number 03607631)).

5.1* Opinion of Nicholas J. Camera, Esq., Senior Vice President, General Counsel and Secretary of the Registrant.

8.1* Opinion of Cleary, Gottlieb, Steen & Hamilton as to certain U.S. federal income tax matters.

12.1* Statement of Computation of Ratio of Earnings to Fixed Charges.

23.1* Consent of Nicholas J. Camera, Esq., Senior Vice President, General
      Counsel and Secretary of the Registrant (included in Exhibit 5.1).

23.2* Consent of Cleary, Gottlieb, Steen & Hamilton (included in Exhibit 8.1).

23.3* Consent of PricewaterhouseCoopers LLP.

23.4* Consent of J.H. Cohn LLP.

24.1  Power of Attorney (included on signature pages of this Part II).

25.1* Statement of Eligibility on Form T-1 under the Trust Indenture Act of
      1939, as amended, of The Bank of New York under the Indenture.

-------------
*     Filed herewith.